Exhibit 99.1

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Highlander Silver Corp. (“Highlander Silver” or the “Company”)

2500 – 100 King Street W.

P.O. Box #267

Toronto, ON M5X 1A9

1.2	Executive Officer

For further information, please contact:

Sunny Lowe

Chief Financial Officer

Email: slowe@highlandersilver.com

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On February 26, 2026, Highlander Silver completed the acquisition of Bear Creek Mining Corporation (“Bear Creek”), by way of a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”), and concurrently closed the debt settlement arrangements (the “Debt Settlement Arrangements”) between Highlander Silver and each of Royal Gold, Inc., through its wholly-owned subsidiary, International Royalty Corporation (“Royal Gold”), and Equinox Gold Corp (“Equinox”).

Bear Creek is a precious metals producer that owns a 100% interest in the Corani Project in Puno, Peru and the Mercedes mine in Sonora, Mexico.

The Arrangement and the Debt Settlement Arrangements are more fully described in press releases of the Company dated December 19, 2025, January 9, 2026 and February 26, 2026.

2.2	Acquisition Date

February 26, 2026.

2.3	Consideration

Under the terms of the Arrangement, Highlander Silver acquired all of the issued and outstanding common shares of Bear Creek (each a “Bear Creek Share” and together, the “Bear Creek Shares”), that it did not already own, in exchange for 0.1175 common shares in the capital of Highlander Silver for each Bear Creek Share held at the effective time of the Arrangement (the “Exchange Ratio”). Highlander Silver issued 36,225,457 common shares in the capital of Highlander Silver (“Highlander Shares”) under the Arrangement.

Pursuant to the Arrangement, the in-the-money stock options, restricted share units, and deferred share units of Bear Creek outstanding immediately prior to the effective time of the Arrangement were vested and converted to Highlander Shares based on the Exchange Ratio. Out-of-the-money options of Bear Creek were cancelled. The outstanding share purchase warrants of Bear Creek (the “Warrants”) were treated in accordance with their terms and continue to trade on the TSX Venture Exchange under the symbol “BCM.WT”. The Warrants are exercisable for Highlander Shares.

In connection with the closing of the Debt Settlement Arrangements, cash consideration in the amount of US$6.2 million and US$1.6 million was paid to Royal Gold and Equinox, respectively. In addition, as part of the Debt Settlement Arrangements, Bear Creek and Royal Gold entered into a 1.75% net smelter return royalty agreement on the Corani Project and an unsecured 2% net smelter return royalty agreement on the Mercedes mine and Bear Creek and Equinox entered into a 0.5% unsecured net smelter royalty agreement on the Corani Project. Highlander Silver also provided certain parental guarantees to Royal Gold and Equinox as to the obligations of Bear Creek and its subsidiaries under the royalty agreements.

Concurrently with the closing of the Arrangement and the Debt Settlement Arrangements, Highlander Silver repaid the advance and outstanding interest owed to Wheaton Precious Metals International Ltd. (“Wheaton”) pursuant to the support agreement dated November 22, 2022, as amended, between Bear Creek and Wheaton.

2.4	Effect on Financial Position

Upon completion of the Arrangement, Bear Creek became a wholly-owned subsidiary of Highlander Silver. The business and operations of Bear Creek have been combined with those of Highlander Silver. Other than in connection with the conduct of business in the ordinary course, the Company does not currently have any plans or proposals for material changes in its business or the acquired businesses that may significantly affect its financial performance or position. This includes any proposals to liquidate, sell, lease, or exchange all or a substantial part of the acquired businesses or to make any material changes to the Company’s business operations or structure.

2.5	Prior Valuations

To the knowledge of Highlander Silver, there has been no valuation opinion obtained within the last 12 months by Highlander Silver or Bear Creek required by securities legislation or a Canadian exchange or market to support the consideration paid by Highlander Silver in connection with the Arrangement.

2.6	Parties to Transaction

The Arrangement was not with an “informed person” (as such term is defined in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)), or an associate or affiliate of the Company.

2.7	Date of Report

May 5, 2026

Item 3	Financial Statements and Other Information

The following financial statements, together with the notes thereto, are included as schedules to this Report, pursuant to Part 8 of NI 51-102:

a)	the audited annual financial statements of Bear Creek for the years ended December 31, 2025 and 2024, together with the auditor’s report thereon, are included as Schedule “A” hereto (the “Bear Creek Annual Financial Statements”);

b)	the following unaudited pro forma financial statements of Highlander Silver are included as Schedule “B” hereto (together, the “Pro Forma Financial Statements”):

i)	unaudited pro forma consolidated statement of financial position as at December 31, 2025, which gives effect to the Arrangement and Debt Settlement Arrangements as if such transactions had closed on December 31, 2025; and

ii)	unaudited pro forma interim consolidated statement of loss for the fifteen months ended December 31, 2025, giving effect to the Arrangement and Debt Settlement Arrangements, as if such transactions had closed on October 1, 2024.

The auditors have consented to the inclusion of their audit report on the Bear Creek Annual Financial Statements in this business acquisition report.

Cautionary Note Regarding Unaudited Pro Forma Condensed Consolidated Financial Statements

This Business Acquisition Report contains the Pro Forma Financial Statements. The Pro Forma Financial Statements have been prepared using certain of Highlander Silver’s and Bear Creek’s respective historical financial statements as more particularly described in the notes to the Pro Forma Financial Statements.

The Pro Forma Financial Statements should be read together with: (a) the Bear Creek Annual Financial Statements appended hereto as Schedule “A”; and (b) the audited consolidated financial statements of Highlander Silver as of December 31, 2025 and September 30, 2024, and the related consolidated statements of net loss and comprehensive loss, cash flows, and changes in equity for the fifteen month period ended December 31, 2025, and the year ended September 30, 2024 (the “Highlander Annual Financial Statements”).

The Pro Forma Financial Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Since the Pro Forma Financial Statements have been developed to retroactively show the effect of a transaction that occurred at a later date, there are limitations inherent in the very nature of pro forma financial information and data. The Pro Forma Financial Statements and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed, current available information and certain assumptions that the Company considers reasonable in the circumstances.

The Pro Forma Financial Statements contained in this Business Acquisition Report are included for informational purposes only and undue reliance should not be placed on the Pro Forma Financial Statements.

Forward-Looking Information

Certain statements contained in this Business Acquisition Report constitute forward-looking information and forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements contained herein include, but are not limited to, the Pro Forma Financial Statements, statements concerning future events, Highlander Silver’s future performance and the integration of Bear Creek’s business and operations with Highlander Silver’s existing business. The use of any of the words “anticipate”, “plan”, “aim”, “target”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “possible”, “capable” and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained herein are intended to provide readers with information regarding Highlander Silver, including its assessment of future plans, operations and financial performance related to the Arrangement and may not be appropriate for other purposes. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although Highlander Silver believes these statements to be reasonable, no assurance can be given that the results or events anticipated in these forward-looking statements will prove to be correct and such forward-looking statements contained herein should not be unduly relied upon. Actual results or events could differ materially from those anticipated in the forward-looking statements. The forward-looking statements contained herein represent Highlander Silver’s expectations as of the date such statements were made and such expectations are subject to change. Highlander Silver disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

For additional information on Highlander Silver’s assumptions, the risks and uncertainties that could cause actual results to differ from the anticipated results or Highlander Silver’s material risk factors, please refer to the “Cautionary Note Regarding Forward Looking Statements and Forward Looking Information” sections included in Highlander Silver’s Annual Information Form (“AIF”) dated March 30, 2026, and in Highlander Silver’s most recently filed Management’s Discussion and Analysis (“MD&A”) filed on SEDAR+ on March 30, 2026, copies of which, together with the Highlander Annual Financial Statements, are available under Highlander Silver’s issuer profile on SEDAR+ at www.sedarplus.ca. The AIF and MD&A and sections thereof referred to herein, do not form part of, and are not incorporated by reference in, this Business Acquisition Report.

SCHEDULE “A”

AUDITED ANNUAL FINANCIAL STATEMENTS OF BEAR CREEK MINING CORPORATION

BEAR CREEK MINING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025

EXPRESSED IN US DOLLARS

Independent auditor’s report

To the Management of Highlander Silver Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Bear Creek Mining Corporation and its subsidiaries (together, the Company) as at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statements of financial position as at December 31, 2025 and 2024;

●	the consolidated statements of loss and comprehensive loss for the years then ended;

●	the consolidated statements of cash flows for the years then ended;

●	the consolidated statements of changes in equity for the years then ended; and

●	the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400
Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806
Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

April 23, 2026

Bear Creek Mining Corporation

Consolidated Statements of Financial Position

Expressed in U.S. Dollars ($000s)

	Note	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash		$7,397	$6,678
Short-term investments		41	40
Inventory	3	8,464	5,926
Receivables	4	9,352	7,160
Prepaid expenses and deposits		1,592	3,281
		26,846	23,085
Non-current assets
Restricted cash		520	255
Property and equipment	5	54,262	78,586
Resource property costs	6	76,690	76,690
Right-of-use assets		621	372
Tax receivables		1,935	1,300
TOTAL ASSETS		$160,874	$180,288

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	$29,277	$32,755
Current portion of community projects and other liabilities	12	1,250	1,117
Current portion of stream arrangements	10	1,781	8,580
Current portion of lease liabilities		320	315
Taxes payable		1,339	1,746
Short term loan	13	650	1,540
Note payable	14	14,521	22,097
Convertible debenture and notes	9	27,152	49,098
Warrant liability	15	6,844	2,877
		83,134	120,125
Non-current liabilities
Accounts payable	7	729	609
Community projects obligation	12	8,553	7,810
Stream arrangements	10	40,733	14,978
Lease liabilities		244	-
Other liabilities	16	766	715
Provision for site restoration	11	15,793	11,916
		149,952	156,153
EQUITY
Share capital	16	377,395	367,288
Contributed surplus		40,615	40,050
Deficit		(407,088)	(383,203)
		10,922	24,135
TOTAL LIABILITIES AND EQUITY		$160,874	$180,288

Nature of operations and economic dependence (Note 1)

Subsequent Events (Note 25)

ON BEHALF OF MANAGEMENT: Signed “Daniel Earle”, CEO                Signed “Sunny Lowe”, CFO

The accompanying notes are an integral part of these consolidated financial statements

Bear Creek Mining Corporation

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended December 31

Expressed in U.S. Dollars ($000s, except share data)

	Note	2025	2024
Revenue	17	$106,262	$103,738
Cost of Sales	18	(77,965)	(67,299)
Depletion, amortization, and depreciation		(38,353)	(33,292)
Gross (Loss) Profit		(10,056)	3,147

Operating expenses
Corani engineering and evaluation costs	7a	$(6,580)	$(6,745)
Other exploration and evaluation costs	7b	(416)	(5,098)
Share-based compensation		(594)	(493)
Professional and advisory fees		(1,431)	(1,552)
General and administrative expenses		(4,909)	(5,734)
Impairment of property and equipment	6	-	(27,196)
Loss before other items		(23,986)	(43,671)

Other income and expense
Foreign exchange gain (loss)		(3,597)	2,302
Interest and accretion expense	7,9,11,13,14	(7,330)	(5,083)
Change in fair value of embedded derivative	9,14	(1,637)	(222)
Change in valuation of warrant liability	15	(4,198)	(940)
Change in fair value of stream arrangements	10	(24,437)	(10,272)
Other income		290	225
Gain on sale of Tassa	19	2,751	-
Gain on debt modification	26	39,645	-
Net loss on restructuring agreement	8,9,10,14,16	-	(8,289)

Comprehensive loss for the year before taxes		$(22,499)	$(65,950)
Current income tax expense		(1,386)	(1,988)
Deferred income tax recovery		-	1,119
Comprehensive loss for the year		$(23,885)	$(66,819)

Loss per Share – Basic and Diluted		$(0.09)	$(0.30)

Weighted Average Number of Shares Outstanding		280,060,111	225,926,433

The accompanying notes are an integral part of these consolidated financial statements

Bear Creek Mining Corporation

Consolidated Statements of Cash Flows

For the Years Ended December 31

Expressed in U.S. Dollars ($000s)

	Note	2025	2024
Operating Activities
Loss for the year		$(23,885)	$(66,819)
Items not affecting cash:
Share-based compensation	16	594	493
Depletion, depreciation, and amortization for Mercedes		38,353	33,292
Depreciation and amortization in evaluation costs and general and administrative expenses		329	335
Interest and accretion expense	7,9,11,13,14	7,330	5,083
Accretion of community projects obligation	12	931	916
(Gain) loss on sale of fixed assets		(263)	117
Unrealized foreign exchange loss (gain)		2,254	(2,390)
Change in fair value of stream arrangements	10	24,437	10,272
Change in fair value of embedded derivative	9,14	1,637	222
Net loss on restructuring agreement	8,9,10,14,16	-	8,289
Change in valuation of warrant liability	15	4,198	940
Adjustment to community projects obligation	12	(3)	(15)
Deferred income tax recovery		-	(884)
Impairment of property and equipment	5	-	27,196
Gain on sale of Tassa	19	(2,751)	-
Gain on debt modification	26	(39,645)
Deliveries for stream arrangements	10	(8,563)	(5,877)
		4,953	10,935
Changes in working capital:
Receivables and prepaid expenses		664	(494)
Accounts payable and accrued liabilities		(1,048)	608
Inventory		(686)	3,415
Taxes payable		(407)	1,026
Cash from operating activities		3,476	15,490

Investing Activities
Mine development and exploration equipment	5	(17,488)	(11,482)
Resource acquisition costs	6	-	(10)
Payment of community projects and Corani obligation	12	(1,224)	(1,092)
Interest received		102	129
Short-term investments		-	(20)
Restricted cash		(265)	1,398
Proceeds from royalties		1,065	424
Proceeds from sale of fixed assets		263	29
Proceeds from sale of Tassa	19	416	-
Cash used in investing activities		(17,131)	(10,624)

Financing Activities
Share capital issued	16	9,986	-
Share issuance costs	16	(402)	-
Exercise of warrants and options	16	265	-
Proceeds from note payable	14	5,400	3,000
Debt issuance costs	9,10,14	-	(101)
Interest paid	9,14	(452)	(4,603)
Principal payments on leases		(422)	(380)
Cash from (used in) financing activities		14,375	(2,084)

Effect of exchange rate change on cash		(1)	(7)

Net Increase in cash		719	2,775
Cash – Beginning of year		6,678	3,903
Cash – End of year		$7,397	$6,678

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

For the Years Ended December 31

Expressed in U.S. Dollars ($000s)

Supplemental Cash Flow Information	Note	2025	2024

Non-cash Investing and Financing Activities
Share consideration issued for Sandstorm Restructuring Agreement (Note 8 and 16)	8	$-	$4,063
Mine development and exploration equipment costs in accounts payable		2,922	5,423

The accompanying notes are an integral part of these consolidated financial statements

Bear Creek Mining Corporation

Consolidated Statements of Changes in Equity

Express in U.S. Dollars ($000s, except share data)

	Share Capital (Number of Shares)	Share Capital	Contributed Surplus	Deficit	Total
December 31, 2023	198,733,386	362,864	39,916	(316,384)	86,396
Share consideration issued for Sandstorm Restructuring Agreement (Note 9)	28,767,399	4,063	-	-	4,063
Exercise of warrants	5,000	2	-	-	2
Share-based compensation	-	-	493	-	493
Issuance of DSUs	225,000	359	(359)	-	-
Comprehensive loss for the year	-	-	-	(66,819)	(66,819)
December 31, 2024	227,730,785	367,288	40,050	(383,203)	24,135

December 31, 2024	227,730,785	367,288	40,050	(383,203)	24,135
Bought-deal private placement (Note 16)	64,445,000	9,986	-	-	9,986
Share issuance costs	-	(402)	-	-	(402)
Exercise of warrants	771,430	462	-	-	462
Exercise of options	250,000	61	(29)	-	32
Share-based compensation	-	-	594	-	594
Comprehensive loss for the year	-	-	-	(23,885)	(23,885)

December 31, 2025	293,197,215	377,395	40,615	(407,088)	10,922

The accompanying notes are an integral part of these consolidated financial statements

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

1.	Nature of Operations and Economic Dependence

Bear Creek Mining Corporation (“Bear Creek” or the “Company”) is a corporation governed by the Business Corporation Act (British Columbia), Canada. Prior to the completion of the acquisition of Bear Creek by Highlander Silver Inc. (“Highlander Silver”), its common shares traded on the TSX Venture Exchange (“TSX-V”) in Canada and the Bolsa de Valores de Lima in Peru under the symbol “BCM” and were posted for trading on the OTCQX Market in the U.S. under the symbol “BCEKF” and on the Börse Frankfurt in Germany under the symbol “OU6”. The Company’s head office, and principal address is 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

Bear Creek is engaged in the production and sale of gold and silver, as well as other related activities, including exploration and development of precious and base metal properties in Peru and Mexico. The mining and exploration business involves a high degree of risk, and there can be no assurance that current mine production, exploration, and development projects will be profitable.

On December 18, 2025, the Company and Highlander Silver entered into a Definitive Arrangement Agreement (Note 25) for Highlander Silver to acquire all issued and outstanding common shares of Bear Creek (“the Highlander Transaction”). Following regulatory and Bear Creek shareholder approvals, the transaction was completed on February 26, 2026.

These consolidated financial statements were prepared following accounting principles applicable to a going concern, which assumes the Company will be able to continue operations for at least twelve months from December 31, 2025 and will be able to realize its assets and discharge its liabilities in the ordinary course of operations.

Currently, Bear Creek is economically dependent upon Highlander Silver for financial support and Bear Creek has commitments from Highlander Silver that it will receive support for at least the next twelve months. Highlander Silver will provide financial support to the Company such that the Company is able to operate as a going concern and to settle its liabilities as they fall due. In connection with the Highlander Transaction, Highlander Silver entered into Debt Settlement Arrangements (Note 26) with each of Royal Gold, Inc. (“Royal Gold”) and Equinox Gold Corp. (“Equinox”) (Note 20) in which Highlander Silver paid cash consideration and issued net smelter royalties to settle obligations owing by Bear Creek including the Short Term Loan (Note 13), Note Payable (Note 14), Convertible Debenture and Notes (Note 9), and Stream Arrangements (Note 10). Concurrently, Highlander Silver repaid and settled the Company’s Advances Received from Wheaton Precious Metals International Ltd. (“Wheaton”), for which the Company had previously been in breach with respect to a support agreement (Note 7).

The future recoverability of Bear Creek’s property and equipment, and resource property costs is dependent upon the ability of Bear Creek to obtain continued support from Highlander Silver, maintaining clear title to mineral claims, demonstrating the existence of economically recoverable reserves, and the future profitable production or proceeds from disposition of the underlying mineral properties.

2.	Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The management of Highlander Silver approved these consolidated financial statements on April 23, 2026.

Basis of Measurement

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The functional currency of the Company and its subsidiaries is the United States (“US”) Dollar. These consolidated financial statements are presented in US dollars unless otherwise noted.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to current year presentation.

Material Accounting Policies

Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company has the ability or right to cause variable returns from or is exposed to variable returns from its involvement with an entity and can affect those returns through its ability to direct the entity’s activities.

The subsidiaries of the Company, their activities, and their geographic locations at December 31, 2025 were as follows:

Subsidiary	Principal activity	Location	Ownership interest
BCMC Corani Holdings Ltd.	Holding company	Canada	100%
Bear Creek Resources Company Ltd.	Holding company	Canada	100%
Bear Creek (BVI) Limited	Holding company	British Virgin Islands	100%
Corani Mining Limited	Holding company	British Virgin Islands	100%
Bear Creek Mining S.A.C.	Mineral exploration	Peru	100%
Bear Creek Exploration Company Ltd.	Holding company	Canada	100%
Bear Creek Mining Company Sucursal del Peru	Mineral exploration	Peru	100%
INEDE S.A.C.	Mineral exploration	Peru	100%
Electro Antapata S.A.C.	Electrical Power Distribution	Peru	100%
Minera Mercedes Minerales S. de R.L. de C.V.	Production	Mexico	100%
Mercedes Gold Holdings S. A. de C.V.	Holding	Mexico	100%
Premier Mining Mexico S. de R.L. de C.V.	Services	Mexico	100%
Premier Gold Mines (Netherlands) Cooperative U.A.	Holding	Netherlands	100%
Premier Gold Mines (Netherlands) B.V.	Holding	Netherlands	100%
2536062 Ontario Inc	Holding	Canada	100%

Foreign currencies

The functional currency of the Company and its subsidiaries is the US Dollar. Functional currency determinations were made by analyzing the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated to the entity’s functional currency at the exchange rate in effect at the date of the transaction. At balance sheet dates, monetary assets and liabilities denominated in foreign currencies are translated at the period end date exchange rates. Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction and subsequently amortized through profit or loss using this same exchange rate.

Financial instruments

Measurement – initial recognition

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”). Transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period they are incurred. The Company does not have any financial assets or liabilities classified as at FVTPL.

Subsequent measurement of financial assets and liabilities depends on each asset or liability’s classification.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Financial assets

Financial assets that meet the following conditions are measured at amortized cost:

●	The financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows, and

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s financial assets at amortized cost include its cash and trade receivables.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or equity in accordance with the substance of the related contractual arrangements.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity.

The amortized cost of a financial asset or liability is the initial recognition minus principal repayments minus the cumulative amortization, using the effective interest method applied to the difference between the initial amount, payments made and the maturity amount, adjusted for any allowance due to expected credit losses. Interest expense is recognized using the effective interest method.

An equity instrument is any contract that evidences a residual interest in an entity’s assets after deducting all of its liabilities. Equity instruments issued by the Company are recognized as proceeds received net of direct issue costs.

Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Resource property costs

The Company capitalizes the direct costs of acquiring mineral property interests. Option payments are considered acquisition costs if the Company intends to exercise the underlying option.

Costs in relation to exploration activities are expensed as incurred until such time that the property demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, additional costs for the property are capitalized prospectively as development costs within Resource Property. Technical feasibility and commercial viability coincide with the establishment of proven and probable mineral reserves and the approval by the Board of Directors to proceed to development. If no viable ore body is discovered on a property, previously capitalized acquisition costs are expensed in the period that the property is determined to be uneconomic or abandoned.

Resource property costs are assessed for impairment when facts or circumstances indicate that their carrying amount may exceed recoverable amounts, in accordance with IFRS 6 and IAS 36. Impairment indicators include the expiration of exploration rights without renewal, a decision to discontinue exploration due to lack of commercial viability, insufficient budget or plans for further exploration, or evidence suggesting the asset’s carrying value is unlikely to be recovered.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

When impairment indicators exist, the recoverable amount is determined as the higher of the asset’s fair value less costs of disposal or its value in use. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized in profit or loss. Previously recognized impairment losses are not reversed in subsequent periods. Documentation of impairment assessments and key assumptions are maintained and disclosed in the financial statements as required. Management assessed impairment indicators related to the Company’s resource property costs and concluded that none existed as at December 31, 2025.

Provisions

(i) Decommissioning and restoration provision: the cost of future obligations to retire an asset including dismantling, remediation, and ongoing treatment and monitoring of the site related to normal operations is initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk adjusted pre-tax discount rate. The decommissioning and restoration provision is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate.

The liability is also accreted to full value over time through periodic charges to earnings as a finance expense in the statement of income (loss) and comprehensive income (loss).

The cost of decommissioning and restoration represents part of the cost of acquiring the asset’s future benefits; therefore, the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value and amortized to earnings on the same basis as the underlying asset.

(ii) Other provisions: provisions are recognized when a current legal or constructive obligation exists as a result of past events and settling the obligation will require a reliably estimable outflow of resources. Provisions are discounted using a pre-tax risk-adjusted interest rate.

Share-based compensation

The fair value method of accounting is used for share-based compensation. Under this method, the cost of stock options is recorded on the date of grant at estimated fair value using the Black-Scholes option pricing model. Whereas the estimated fair value of Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) is based on their intrinsic value on the date of grant. This cost is charged as share-based compensation to earnings over the vesting period. Share-based compensation is recognized over the vesting period based on the number of awards expected to vest. At the end of each reporting period, the Company revises its estimates based on the number of stock options expected to vest. The Company recognizes the impact of the revision to original estimates, if any, in the statement of loss and comprehensive loss.

Option pricing models require subjective assumptions, including the expected price volatility of the underlying instrument, assumed interest rates, and the expected option life. Changes, over time, in these assumptions can materially affect the estimated fair value of stock options or other equity-settled instruments granted.

The estimated fair value of RSUs and DSUs are classified as either equity-settled or cash-settled based on their obligation at the grant date, and settlement intent. The Company is not obligated to cash-settle these instruments and the Company’s Board has discretion on how these are ultimately settled. Equity-settled instruments are primarily used when the Company intends to issue shares upon vesting, with fair value determined at the grant date and not subsequently remeasured. Cash-settled instruments, however, require settlement in cash, and their fair value is remeasured at each reporting period, with changes recognized in profit or loss. The grant-date fair value of equity-settled awards is expensed over the vesting period, while cash-settled awards are recorded as liabilities and adjusted periodically for fair value changes.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Streaming arrangements

Streaming arrangements are accounted for under IFRS 9 (FVTPL) if they meet the definition of a financial asset, or under IFRS 15 if they constitute revenue contracts. Under IFRS 9, such arrangements are recognized at fair value through profit or loss (FVTPL) with subsequent fair value changes recorded in earnings. If the arrangement includes embedded derivatives, they are accounted for separately unless closely related to the host contract. Derecognition occurs when the rights to cash flows expire or are transferred.

Under IFRS 15, streaming arrangements are assessed using the five-step revenue recognition model, recognizing revenue when control of goods or services transfers to the customer. Upfront payments may be recorded as contract liabilities or recognized progressively.

Revenue

The Company follows a five-step process in determining whether to recognize revenue from the sale of precious metals:

●	identifying the contract with a customer,

●	identifying the performance obligations,

●	determine the transaction price,

●	allocating the transaction price to the performance obligations, and

●	recognizing revenue when performance obligations are satisfied.

Revenue from contracts with customers is generally recognized on the settlement date when the customer obtains control of the delivered asset and the Company satisfies its performance obligations. The Company considers the terms of the contract in determining the transaction price. The transaction price is either fixed on the settlement date or based on the contract’s pricing terms.

Any Net Smelter Returns (“NSRs”) or royalties that the Company undertakes are considered as costs to the Company and are recorded in the statement of profit or loss in the period such NSRs are incurred.

Inventory

Material extracted from the mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Ore is accumulated in stockpiles and subsequently processed into gold and silver in a saleable form. Work-in-process represents gold and silver in the processing circuit that has not completed the production process and is not yet in a saleable form. Finished goods inventory represents gold and silver in saleable form, respectively.

Mine operating supplies represent consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred to bring each product to its present location and condition. Cost of inventories includes direct labor, materials, and contractor expenses, depreciation of property, and equipment, including capitalized development costs.

Provisions to reduce inventory to net realizable value are recorded to reflect changes in economic factors that impact inventory value and to reflect present intentions for using slow-moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Mineral property, equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits from such assets will flow to the Company and the cost of such assets can be measured reliably. The carrying amount of an asset is derecognized when it is sold, replaced or taken out of service. Repairs and maintenance costs are charged to the statement of loss and comprehensive loss during the period they are incurred.

Once a mineral property has been brought into commercial production, being the ability to consistently maintain production metrics, as determined by management for specific properties, the costs of any additional work on that property are expensed as incurred, except for exploration and development programs which constitute a betterment. Betterments are deferred and amortized over the remaining useful life of the related assets. Mineral properties include decommissioning and restoration costs related to the reclamation of mineral properties. Mineral properties are derecognized upon disposal or written off when no future economic benefits are expected to arise from the asset’s continued use or the cash-generating unit’s carrying value exceeds its recoverable amount. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset, is recognized in the consolidated statement of loss and comprehensive loss. Mineral properties are amortized on the unit-of-production basis using the mineable ounces extracted from the mine in the period as a percentage of the total mineable ounces to be extracted in current and future periods based on mineral reserves and units produced during the period. Mineral properties are recorded at cost, net of accumulated depreciation and depletion, and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs depends on the successful development of economic mining operations or the disposition of the related mineral property.

Impairment for property and equipment

The application of the Company’s accounting policy for impairment of property and equipment requires judgment to determine whether indicators of impairment exist at each reporting date. The review of impairment indicators includes consideration of significant changes in both external and internal sources of information.

When impairment indicators exist, management estimates the recoverable amount of the cash generating unit (“CGU”) as the higher of the asset’s fair value less costs of disposal or its value in use and compares it against the CGU’s carrying amount. This review is generally performed on a property-by-property basis with each property representing a CGU.

Depreciation or depletion for property and equipment

Depreciation or depletion is computed using the following rates:

Item	Methods	Rates
Mineral properties	Units of production	Estimated proven and probable mineral reserves
Equipment, leasehold improvements	Straight line	Lesser of the lease term and estimated useful life
Furniture, office equipment, and software	Straight line	2 – 12 years, straight line
Property and equipment	Straight line	4 – 12 years, straight line
Mining equipment	Straight line	1 – 12 years, straight line
Deferred stripping costs	Units of production	Estimated proven and probable mineral reserves

The Company allocates the amount initially recognized to each asset’s significant components and depreciates each asset separately. Residual values, amortization methods, and useful lives of the assets are reviewed at each financial period end and adjusted on a prospective basis if required.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Gains and losses on equipment disposals are determined by comparing the proceeds with the asset’s carrying amount and are included in the statement of loss and comprehensive loss.

Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the related income tax is recognized directly in equity.

Current tax is the expected tax payable on taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to tax payable in respect of previous years.

Generally, deferred tax is recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the reporting date that are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that such assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except, in the case of subsidiaries, where the Company controls the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

Loss per share

Basic loss per share is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise, or contingent issuance of securities only when such conversion, exercise, or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and their equivalents is reflected in diluted earnings per share by applying the treasury stock method. The treasury stock method calculates the dilutive effect of share options assuming that the proceeds to be received on the exercise of share options are applied to repurchase common shares at the average market price of the period.

Segmented information

The Company manages its segmented information and continuously reviews the information that aids the decision-making process for the officers of the Company.

The Company considers any component of the Company to be a segment:

●	that engages in business activities from which it may earn revenues and/or incur expenses;

●	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

●	for which discrete financial information is available.

Areas of Accounting Policy Judgment

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make use of estimates and accounting policy judgments. The estimates and associated assumptions are based on historical experience and other factors believed to be reasonable under the circumstances and result in judgments about the carrying value of assets and liabilities. Actual results could differ from these estimates.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Assessment of impairment and reversal of impairment indicators for property and equipment

The application of the Company’s accounting policy for impairment of mineral properties, property and equipment requires significant judgment to determine whether indicators of impairment exist, or whether there’s an indication of a reversal of previously recorded impairments. The review of impairment and reversal of impairment indicators includes consideration of significant changes in both external and internal sources of information, including factors such as:

●	a significant decline in the market value of the Company’s share price;

●	changes in quantity of the recoverable resources and reserves;

●	market and economic conditions impacting the precious metals industry;

●	metal prices and forecasts, capital expenditure requirements, expected future operating costs and production volumes;

●	and site restoration costs to the end of the mine’s life.

Indicators of impairment were identified in 2024 on the Mercedes Mine. An impairment test was performed and an impairment of $27.2 million was recorded ($19 million to mining and other equipment, and $8.2 million to mineral property). During the year ended December 31, 2025, the Company performed an assessment of further impairment indicators, as well as indicators for reversal of the previously recorded impairment losses. This assessment considered general and specific factors and concluded that, although the current spot price of gold has increased from the time that the Mercedes impairment losses had been recognized, there is no indicator that the impairment reversed. The Company continues to not use the underlying mining equipment written-off, and uncertainty remains with the ability of the Mercedes mine to operate in accordance with its life-of-mine plan.

Impairment of resource property costs

At each reporting period-end, management applies judgment in assessing whether there are any indicators of impairment relating to its resource property costs. If there are indicators of impairment, the recoverable amount of the related asset is estimated in order to determine the extent of any impairment. Indicators of impairment may include:

●	the period during which the entity has the right to explore in the specific area has expired during the year or will expire in the near future and is not expected to be renewed;

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

●	sufficient data exists to indicate that the carrying amount of the resource property is unlikely to be recovered in full from successful development or by sale.

No indicators of impairment were identified on the Company’s resource property costs as of December 31, 2025 (Note 5).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgment in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Areas of Estimation Uncertainty

Mineral reserves and resources

Mineral reserves are estimates of ore that can be economically and legally extracted from the Company’s mineral property. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. Such estimates require complex geological assessments to interpret the data. Additionally, the estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, depreciation and amortization charges and royalty obligations.

Value added taxes

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and exploration projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability and timing of receipt under existing tax rules. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Substantial Debt modification

On December 18, 2025, the Company and Highlander Silver entered into the Highlander Transaction (Note 25). In connection with the Transaction, Highlander Silver entered into Debt Settlement Arrangements (Note 26) with each of Royal Gold, and Equinox (Note 20) in which Highlander Silver paid cash consideration and issued net smelter return royalties to settle obligations owing by the Company including the Short Term Loan (Note 13), Note Payable (Note 14), Convertible Debenture and Notes (Note 9), and Stream Arrangements (Note 10). Concurrently, both Royal Gold and Equinox agreed to extend the interest accrual period on Bear Creek’s convertible debts owing to both parties from December 31, 2025 to the earlier of (i) the closing date of the Highlander Transaction and (ii) the termination of the Highlander Transaction in accordance with its terms.

Management determined these events gave rise to a substantial modification of the terms of its existing financial liabilities (Short Term Loan, Note Payable, Convertible Debenture and Notes, and Stream Arrangements), extinguishing the original liabilities and recognize new financial liabilities at fair value through profit and loss. The valuation of convertible debentures, note and stream arrangements prior and post the Highlander Transaction involves significant judgement on the valuation approach as well as the use of estimates and inputs based on best available market information.

Asset retirement obligation

The Company’s provision for reclamation and closure costs represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions.

The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Amendments to IAS 1 – Presentation of Financial Statements

Amendments to IAS 1 resulted in the classification of equity-settleable convertible notes (Note 9 and 14) and warrant liabilities (Note 15) as current liabilities. Liabilities may be classified as non-current if a company has a substantive right to defer settlement for at least 12 months as at the end of the reporting period. The convertible notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the convertible notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the convertible notes for more than 12 months as at the end of the reporting period. Similarly, the Company has share purchase warrants outstanding in which each share purchase warrant is exercisable at the option of the holders into one common share of the Company, and therefore the Company also does not have the right to defer settlement of the warrant liability for more than 12 months as at the end of the reporting periods.

Pronouncements not yet effective

The following standards, amendments and interpretations have been issued but are not yet effective. The Company is currently assessing the impact of these standards on its financial statements and has not yet determined the extent of their effect:

●	The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).

●	IFRS 18, Presentation and Disclosure in Financial Statements is a new standard that will provide new presentation and disclosure requirements and which will replace International Accounting Standard (“IAS”) 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of income; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

3.	Inventory

The inventory balance as at December 31, 2025 relates to the materials, finished goods, work in process inventory and current ores stockpiles at Mercedes mine. During the year ended December 31, 2025, the Company recognized $78.0 million (December 31, 2024 – $67.3 million) in cost of goods sold. During the year ended December 31, 2025, the Company recorded a net realizable value adjustment to Materials and Supplies inventory of $1.9 million (December 31, 2024 - $2.0 million).

	December 31, 2025 $	December 31, 2024 $
Materials and Supplies (i)	3,030	4,631
Mineral inventory (ii)	691	258
Work in process (iii)	3,739	510
Current Ore Stockpiles (iv)	1,004	527
	8,464	5,926

(i)	Materials and supplies represent consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

(ii)	Mineral inventory contains finished goods inventory in the form of gold or silver.

(iii)	Work-in-process represents gold and silver in the processing circuit that has not completed the production process and is not yet in a saleable form.

(iv)	Ore is accumulated in stockpiles that are subsequently processed into gold and silver in a saleable form. Milled ore undergoes agitated leaching, counter current decantation Merrill-Crowe precipitation and smelting.

4.	Receivables

The Company has one customer outside of its current selling arrangements (Note 10 and Note 14) and majority of the trade receivable balances relate to that one customer.

	December 31, 2025 $	December 31, 2024 $
Trade receivables	411	1,412
Value added taxes	6,606	5,748
Other receivables (Note 19)	2,335	-
	9,352	7,160

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

5.	Property and Equipment

	Mineral Property $	Mining and Other Equipment $	Total $
Balance – December 31, 2023	74,775	49,354	124,129
Additions	13,752	1,048	14,800
Change in estimate (Note 11)	(662)	-	(662)
Amortization and depletion	(20,766)	(11,719)	(32,485)
Impairment of property and equipment	(8,215)	(18,981)	(27,196)
Balance – December 31, 2024	58,884	19,702	78,586
Additions	14,175	812	14,987
Change in estimate (Note 11)	998	-	998
Amortization and depletion	(36,885)	(3,424)	(40,309)
Balance – December 31, 2025	37,172	17,090	54,262

6.	Resource Property Costs

Corani Project $
Balance – December 31, 2023	88,717
Land acquisition costs	10
1% NSR provided on Sandstorm Restructuring Agreement (Note 8)	(12,037)
Balance – December 31, 2024	76,690
Balance – December 31, 2025	76,690

As part of the consideration of the Sandstorm Restructuring Agreement, the Company issued a 1% NSR to Sandstorm. The fair value of the NSR royalty was estimated at $12.0 million (Note 8). Management has accounted for the consideration given as a reduction to the carrying value of the Corani mineral interest.

a)	Corani Project

The Company has a 100% interest in the Corani Project located in the Department of Puno, Peru. Engineering and evaluation costs incurred on the Corani Project are expensed. Details are as follows:

	Year Ended December 31
	2025 $	2024 $
Assaying and sampling	-	17
Community contributions	1,313	1,205
Drilling	-	4
Detailed engineering	208	702
Environmental	211	238
Salaries and consulting	2,823	2,803
Camp, supplies and logistics	1,906	1,750
Other	119	121
Recovery of costs	-	(95)
Total	6,580	6,745

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

b)	Other Exploration and Evaluation Costs (Recoveries)

Other exploration and evaluation costs include administrative expenses for maintaining and managing projects and concession payments, which are not directly attributable to the Company’s Corani project.

Total other exploration and evaluation costs incurred during the year ended December 31, 2025 was $0.4 million (December 31, 2024 - $5.1 million).

The Company expenses the value added tax it pays during the exploration phase. During the year ended December 31, 2025, the total value added taxes paid were $0.5 million (December 31, 2024 - $0.5 million). The Company also received a total of $0.2 million in form of Peruvian value added taxes refunds (December 31, 2024 - $0.1 million).

7.	Accounts payable and accrued liabilities

	December 31, 2025 $	December 31, 2024 $
Trade payables	21,866	27,195
Tax payables	5,647	3,870
Advances received	2,493	2,299
Total	30,006	33,364
Less: Current Portion	(29,277)	(32,755)
Non-Current Portion	729	609

On November 22, 2022, the Company received a $2.0 million advance from Wheaton for additional testing to be performed relative to one of the Company’s projects. Repayment of the principal, along with interest at a rate of 7% that may apply from November 22, 2022 up to June 30, 2025, then at 15% up to its due date on September 30, 2025 or thereafter, and subject to the third party’s satisfaction with the results of the testing program. As of December 31, 2025, the Company has not repaid the outstanding balance, resulting in a breach of the agreement. Accordingly, the lender has the right to demand immediate repayment of the full amount outstanding, and the amount continues to be classified as a current liability. As at December 31, 2025, Advances received include accrued interest of $0.5 million (December 31, 2024 - $0.3 million). Management evaluated the breach of the agreement and determined it has not triggered cross-defaults under the Company’s other borrowing arrangements.

Subsequent to year-end, advances received from Wheaton have been fully repaid (Note 25).

8.	Sandstorm Restructuring Agreement

On January 22, 2024, the Company closed the Sandstorm Restructuring Agreement for Stream Arrangements (Note 10), effective January 1, 2024, and debt amendments (Note 9 and Note 14). The total consideration issued on the Sandstorm Restructuring Agreement was $20.3 million and comprised of the following:

●	Common shares issued (28,767,399 common shares) with a fair value of $4.1 million (Note 16).

●	A 1.0 % net smelter returns royalty on the Company’s Corani Project with a fair value of $12.0 million (Note 6).

●	The Company increased the principal amount of the Sandstorm Promissory Note by $4.2 million (Note 14).

The fair value of the NSR royalty for Corani was determined using an in-situ market valuation approach with key assumptions including value per ounce of silver based on comparable market transactions, and the mineral resource estimate for Corani was prepared by third-party qualified persons.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Management evaluated the terms of the Sandstorm Restructuring Agreement and determined that it represented a substantial modification to the existing stream and debt agreements and has accounted for it as an extinguishment of the existing agreements and the issuance of new stream and debt agreements. The Company recognized a net loss on the extinguishment of the debt and stream agreements of $8.3 million, resulting from the fair value of the consideration issued and extinguishment and recognition of the new stream, debt instruments, and additional consideration as follows:

●	Revised gold stream: The Company derecognized deferred revenue of $21.7 million, and recognized a gold stream liability of $17.3 million, for an overall decrease in the liability of $4.4 million (Note 10).

●	Revised silver stream: The Company recognized an overall decrease in the liability of $10.8 million as a result of the change in fair value of the silver stream in accordance with the amended terms (Note 10).

●	Revised convertible debenture: The Company restructured its $22.5 million Sandstorm Convertible Debenture (Note 9). The carrying value of the host loan debenture and fair value of the derivative liability was $19.3 million and $0.1 million. The fair value of the amended convertible debenture host loan is $22.2 million, and the fair value of the amended derivative liability is $0.3 million, resulting in an overall increase in liability of $3.1 million.

●	Revised note payable: As a result of restructuring the Company’s Sandstorm Promissory Note (Note 14) into a convertible debenture, the Company derecognized the carrying value of the original loan of $14.8 million and recognized the fair value of the host loan of $18.8 million and conversion option of $0.3 million (including the additional assumed liability of $4.2 million). This resulted in an overall increase in liability of $4.2 million.

The Company and Sandstorm have also signed the Cross Default Agreement, providing that, if any event of default occurs under any of the Transaction Documents, any or all outstanding obligations become immediately due and payable, all security agreements, charges, pledges, or guarantees shall become immediately enforceable and enforcements proceedings must commence. “Transaction Documents” defined as, collectively, the Sandstorm Stream Agreement (Note 10), the Sandstorm Convertible Debenture (Note 9), the Nomad Stream Agreement (Note 10), and the Sandstorm Promissory Note (Note 14). This Cross Default Agreement also extends to agreements entered as of the date of the financial statements namely, the completed Deferred Interest amendments on its Debt Arrangements until December 31, 2025 (Note 9 and 14) but excludes the agreement for Advances Received (Note 7).

Subsequent to year-end, Highlander Silver completed the Debt Settlement Agreements (Note 26), pursuant to which all of the Company’s outstanding indebtedness owing to affiliates of Royal Gold and Equinox are settled.

9.	Convertible Debenture and Notes

Amended Sandstorm Convertible Debenture

On January 22, 2024, the Company restructured the Sandstorm Convertible Debenture into the Amended Sandstorm Convertible Debenture (Note 8). The Amended Sandstorm Convertible Debenture bears interest at 7% per annum, is convertible into common shares of the Company at a strike price of C$0.73 per share and has a maturity date of September 22, 2028.

On April 10, 2025, the Company and Sandstorm agreed to defer the monthly interest payments on the Amended Sandstorm Convertible Debenture. Where the monthly interest payments payable on the last day of each month from and including February 2025 to November 2025, at 7% per annum, compounded monthly, and any accrued and unpaid interest (the “Deferred Interest”) thereon is payable in full on December 31, 2025. In addition, interest shall also accrue monthly on the Deferred Interest at the rate of 7% per annum.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

On December 18, 2025, the Company and Highlander Silver agreed to the terms of the Highlander Transaction (Note 25). On that same date, the following agreements were also entered:

●	The Company and Royal Gold agreed to extend the Deferred Interest accrual period for the Amended Sandstorm Convertible Debenture, and Note Payable (Note 14), from December 31, 2025 to the earlier of (i) the Closing Date and (ii) the termination date of the Highlander Transaction.

●	Highlander Silver and Royal Gold agreed to enter into a Debt Settlement Agreement, pursuant to which all of the Company’s outstanding indebtedness owing to affiliates of Royal Gold would be settled upon completion of the Highlander Transaction.

This was determined to be a substantial modification to the Convertible Debentures and notes. Refer to Note 26.

Subsequent to year-end, the Highlander Transaction (Note 25) and Debt Settlement Arrangements have been completed (Note 26).

Prior to December 18, 2025, the Amended Sandstorm Convertible Debenture comprises a host loan and an embedded derivative liability. The host loan represents the debt component of the debenture, reflecting the present value of future principal and interest payments discounted at a market rate of interest for a similar non-convertible instrument. The conversion option associated with the Amended Sandstorm Convertible Debenture was determined to be an embedded derivative as the value of the conversion option (Amended Sandstorm Convertible Debenture Option) changes in response to the Company’s share price and due to foreign exchange movements. The Amended Sandstorm Convertible Debenture Option is a financial liability measured at its estimated fair value with changes in value being recorded in the statement of loss. The host loan is measured at its estimated fair value at initial recognition and subsequently measured at amortized cost. The fair value of the Amended Sandstorm Convertible Debenture Option was estimated using the Partial Differential Equation model.

The assumptions used to determine the fair value of the Amended Sandstorm Convertible Debenture Option under the Partial Differential Equation model on December 17, 2025 and December 31, 2024 are set in the table below:

	December 17, 2025	December 31, 2024
Remaining term	2.8 years	3.7 years
Interest rate	7.0%	7.0%
Conversion price	C$0.73	C$0.73
Share price	C$0.48	C$0.34
Expected stock price volatility	80.0%	50.0%
Risk-free interest rate	3.5%	4.3%
Credit spread	3.1%	4.5%
All-in-yield	6.6%	8.8%

The expected stock price volatility is estimated using the historical weekly stock price volatility of comparable companies over the remaining term of the Amended Sandstorm Convertible Debenture. This approach assumes that companies with similar industry exposure, market capitalization, and risk profiles exhibit comparable stock price behavior. These individual volatilities are then averaged to derive an expected volatility estimate for the Company.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

A continuity of the Amended Sandstorm Convertible Debenture is as follows:

	Debenture $	Conversion Option $	Total $
Balance – December 31, 2023	19,099	52	19,151
Interest accrued	80	-	80
Accretion	141	-	141
Change in fair value	-	9	9
Loss on Sandstorm Restructuring Agreement	2,871	248	3,119
Balance – January 22, 2024	22,191	309	22,500
Debt issue costs	(38)	-	(38)
Interest accrued	1,482	-	1,482
Interest paid	(1,553)	-	(1,553)
Accretion	62	-	62
Change in fair value	-	504	504
Balance – December 31, 2024	22,144	813	22,957
Interest accrued	1,635		1,635
Interest paid	(151)		(151)
Accretion	(9)		(9)
Change in fair value		(564)	(564)
Balance – December 17, 2025	23,619	249	23,868
Gain on substantial debt modification (Note 26)	(11,688)	(249)	(11,937)
Balance – December 31, 2025	11,931	-	11,931

Equinox Note

On October 19, 2023, the Company issued a secured convertible promissory note in the amount of $26,632,458 (the “Equinox Note”) to defer an existing $26 million five-year convertible interest-bearing promissory note payable to Equinox. The Equinox Note bears interest at a rate of 7% per annum and will mature on October 19, 2028. It also allows the holder, at their option, to convert the principal, in whole or in part, into common shares of the Company at any time before maturity at a conversion price of C$0.73 per common share. Interest is calculated and payable monthly in arrears on the last day of a calendar month.

On April 10, 2025, the Company and Equinox agreed to defer the monthly interest payments on the Equinox Note. Where the monthly interest payments payable on the last day of each month from and including February 2025 to November 2025, at 7% per annum, compounded monthly, and any Deferred Interest thereon is payable in full on December 31, 2025. In addition, interest shall also accrue monthly on the Deferred Interest at the rate of 7% per annum.

On December 18, 2025 there was a substantial modification to the Equinox Note. Refer to Note 26.

Prior to December 18, 2025, the Equinox Note comprises a host loan (the “Equinox Debenture”) and an embedded derivative liability (the “Equinox Conversion Option”). The Equinox Conversion Option was determined to be an embedded derivative as the value of the conversion option changes in response to the Company’s share price and due to foreign exchange movements. The embedded derivative liability is a financial liability measured at its estimated fair value with changes in value being recorded in the statement of loss. The Equinox Debenture is measured at its estimated fair value at initial recognition and subsequently measured at amortized cost. The fair value of the Equinox Conversion Option was estimated using the Partial Differential Equation model.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

The assumptions used to determine the fair value of the Equinox Conversion Option under the Partial Differential Equation model on December 17, 2025 and December 31, 2024 are set in the table below:

	December 17, 2025	December 31, 2024
Risk-free interest rate	3.5%	4.3%
Expected dividend yield	0.0%	0.0%
Stock price	C$0.48	C$0.34
Expected stock price volatility	80%	50%
Expected life in years	2.8	3.8

A continuity of the Equinox Note is as follows:

	Debenture $	Conversion Option $	Total $
Balance – December 31, 2023	24,440	1,852	26,292
Interest accrued	1,864	-	1,864
Interest paid	(1,709)	-	(1,709)
Accretion	400	-	400
Change in fair value	-	(706)	(706)
Balance – December 31, 2024	24,995	1,146	26,141
Interest accrued	1,854	-	1,854
Interest paid	(155)	-	(155)
Accretion	407	-	407
Change in fair value	-	2,202	2,202
Balance – December 17, 2025	27,101	3,348	30,449
Gain on substantial debt modification (Note 26)	(11,880)	(3,348)	(15,228)
Balance – December 31, 2025	15,221	-	15,221

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

10.	Stream Arrangements

Restructured Sandstorm Gold Stream

On January 22, 2024, pursuant to the Sandstorm Restructuring Agreement (Note 8) and effective January 1, 2024, the Company reduced its refined gold delivery obligation to Sandstorm from 600 ounces per month to 275 ounces per month, until the last delivery in April 2028 (“Restructured Sandstorm Gold Stream”). Under this agreement, the Company receives cash payment equal to 25% (previously 7.5%) of the London Bullion Market Association’s PM fix for the day before the delivery date.

The Company determined that it would not be able to meet the delivery requirements of the Restructured Sandstorm Gold Stream without net settlement, in addition to the variability of the pricing and delivery amount of gold, leading to the agreement being accounted for as a derivative financial liability measured at fair value through profit or loss each reporting period. Prior to the Restructured Sandstorm Gold Stream, the gold delivery obligation to Sandstorm was accounted for as deferred revenue.

On December 18, 2025, there was a substantial modification to the Stream Arrangements. Refer to Note 26.

Prior to the substantial modification on December 18, 2025, the fair value of the Restructured Sandstorm Gold Stream was estimated with a Discounted Cash Flow model using the reserves at the Mercedes mine and an allocated portion of indicated and inferred resources.

The assumptions used to determine the fair value of the Restructured Sandstorm Gold Stream with a Discounted Cash Flow model using the reserves at the Mercedes mine and an allocated portion of indicated and inferred resources on December 17, 2025 and December 31, 2024 are set in the table below:

	December 17, 2025	December 31, 2024
Estimated life of Mercedes mine	7.4 years	8.4 years
Forward gold price range	$3,463 – $5,185	$2,392 – $3,133
Discount rate	24.1%	18.7%

A continuity of the Restructured Sandstorm Gold Stream is as follows:

Total $
Balance – December 31, 2023	-
Reclassification from Deferred Revenue	21,709
Gain on Sandstorm Restructuring Agreement	(4,359)
Balance – January 22, 2024	17,350
Debt issue costs	(28)
Gold stream deliveries	(5,877)
Change in fair value	6,883
Balance – December 31, 2024	18,328
Gold stream deliveries	(8,563)
Change in fair value	20,173
Balance – December 17, 2025	29,938
Loss on substantial debt modification (Note 26)	2,324
Balance – December 31, 2025	32,262
Less: Current Portion	(1,781)
Non-Current Portion	30,481

During the year ended December 31, 2025, the Company, under the Restructured Sandstorm Gold Stream, delivered 3,300 ounces (December 31, 2024 – 3,300 ounces) of refined gold to Royal Gold and recognized a total sales revenue of $11.4 million (December 31, 2024 – $7.8 million), including the 25% cash payment.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Restructured Silver Stream

On April 21, 2022, as part of the Mercedes acquisition, the Company assumed a silver stream arrangement (“Nomad Silver Stream”) requiring deliveries of 75,000 ounces of silver per quarter until 1.2 million ounces are delivered. After that, the Company is contracted to deliver 100% of its silver production until 3.75 million ounces are delivered. After 3.75 million ounces are delivered, the mine will deliver 30% of its silver production. The Company was paid 20% of the LBMA silver fix for the day before delivery. The principal repayment on the liability is variable based on 80% of the silver price applied to ounces delivered under the contract. This Nomad Silver Stream was accounted for as a derivative financial liability measured at fair value through profit or loss each reporting period.

On January 22, 2024, the Company restructured the Nomad Silver Stream and effective January 1, 2024, the silver stream deliveries were fully suspended until April 2028 (the “Restructured Nomad Silver Stream”). After April 2028, the Company is required to resume deliveries under this stream arrangement and will receive cash payments of 25% (previously 20%) of the silver price applied to 100% of its production with no minimum delivery requirements.

The Company determined that it would not be able to meet the delivery requirements of the Restructured Nomad Silver Stream when deliveries resume after April 2028, leading to the agreement being accounted for as a derivative financial liability measured at fair value through profit or loss each reporting period.

On December 18, 2025, there was a substantial modification to the Stream Arrangements. Refer to Note 26.

Prior to the substantial modification on December 18, 2025, the fair value of the Restructured Sandstorm Silver Stream was estimated with a Discounted Cash Flow model using the reserves at the Mercedes mine and an allocated portion of indicated and inferred resources.

The assumptions used to determine the fair value of the Restructured Sandstorm Silver Stream with a Discounted Cash Flow model using the reserves at the Mercedes mine and an allocated portion of indicated and inferred resources on December 17, 2025 and December 31, 2024 are set in the table below:

	December 17, 2025	December 31, 2024
Estimated life of Mercedes mine	7.4 years	8.4 years
Forward silver price range	$42.79 – $71.23	$29.92 – $33.69
Discount rate	24.1%	18.7%

For the year ended December 31, 2025, the Company, under the Restructured Silver Stream, has delivered nil ounces (December 31, 2024 – nil ounces) of refined silver to Sandstorm and recognized a total sales revenue of $nil (December 31, 2024 - $nil).

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

A continuity of the Restructured Silver Stream is as follows:

Total $
Balance – December 31, 2023	12,663
Gain on Sandstorm Restructuring Agreement	(10,819)
Balance – January 22, 2024	1,844
Debt issue costs	(4)
Change in fair value	3,390
Balance – December 31, 2024	5,230
Change in fair value	4,263
Balance – December 17, 2025	9,493
Loss on substantial debt modification (Note 26)	759
Balance – December 31, 2025	10,252
Less: Current Portion	-
Non-Current Portion	10,252

11.	Provision for Site Restoration

On April 21, 2022, as part of the Mercedes acquisition, the Company assumed provision for environmental rehabilitation resulting from an ownership interest in a mill, mining equipment, and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities generally include costs for decommissioning the mill complex and related infrastructure, ensuring the physical and chemical stability of the tailings area, post-closure site security, and monitoring costs. The Company considers such factors as changes in laws and regulations and requirements under existing permits in determining the estimated costs. Such analysis is performed on an ongoing basis.

The Company estimates that the undiscounted future value of the cash flows required to settle the closure provision is $22.9 million (December 31, 2024 - $20.3 million) for the Mercedes mine. The Company expects these cash flows outflows to begin in 2027. In calculating the December 31, 2025 estimate, management used the Mexican risk-free interest rate of 8.8% (December 31, 2024 – 10.4%), Mexican inflation rate of 3.7% (December 31, 2024 – 3.7%), and a forecasted Mexican inflation rate of 3.6% (December 31, 2024 – 3.6%).

A continuity of the Provision for Site Restoration is as follows:

Total $
Balance – December 31, 2023	16,183
Accretion	(337)
Adjustment due to inflation and discount rate	(1,377)
Foreign exchange	(2,553)
Balance – December 31, 2024	11,916
Accretion	1,189
Adjustment due to inflation and discount rate	998
Foreign exchange	1,690
Balance – December 31, 2025	15,793

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

12.	Community Projects Obligation

On April 8, 2013, the Company entered into a Framework Agreement for the Sustainable Use of Natural Resources in the Mining Project Corani (the “Framework Agreement”) with the Corani District Municipality, five surrounding communities, and relevant ancillary organizations. The Framework Agreement was for an initial payment (the “Initial Payment”) and 22 successive payments (the “Successive Payments”) of Peruvian Sol (“S/”) 4 million to be made into a trust designed to fund community projects. These Successive Payments of S/4 million per year were dependent on the Company receiving permits to build the processing facilities and the mining installations, which were received during 2018. On initial recognition of the Successive Payments, the Company used a pre-tax risk-adjusted interest rate of 10.0% to discount the obligation and recognized a liability of $11.2 million.

The Framework Agreement with the local communities and the Corani Environmental and Social Impact Assessment (“ESIA”) requires the Company to undertake certain development work, such as access roads, mine camp and maintenance and storage facilities, and an electrical substation.  The Company began development work in 2018 in accordance with the ESIA and the Framework Agreement.

As at December 31, 2025, the total undiscounted obligation remaining under the Framework Agreement was $16.6 million (December 31, 2024 – $15.9 million).

A continuity of the Community Projects Obligation is as follows:

Total $
Balance – December 31, 2023	9,159
Payments	(1,060)
Accretion	916
Foreign exchange	(144)
Balance – December 31, 2024	8,871
Payments	(1,189)
Accretion	931
Foreign exchange	1,128
Balance – December 31, 2025	9,741
Less: Current Portion	(1,188)
Non-Current Portion	8,553

13.	Short Term Loan

On September 13, 2023, the Company entered into an unsecured short term loan via a Promissory Note with Equinox (“Short Term Loan”) in the amount of $1.3 million, effective September 7, 2023. The loan bears interest at 13% with interest calculated daily and the outstanding balance (interest and principal) is callable by Equinox as of January 7, 2024.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

A continuity of the Short Term Loan is as follows:

Total $
Balance – December 31, 2023	1,354
Interest accrued	186
Balance – December 31, 2024	1,540
Interest accrued	145
Balance – December 17, 2025	1,685
Gain on substantial debt modification (Note 26)	(1,035)
Balance – December 31, 2025	650

On December 18, 2025, Highlander Silver and Equinox agreed to enter into a Debt Settlement Agreement, pursuant to which all of the Company’s outstanding indebtedness owing to Equinox would be settled upon completion of the Highlander Transaction. This was recognized as a substantial modification to the Short Term Loan. Refer to Note 26.

Subsequent to year-end, the Highlander Transaction (Note 25) and Debt Settlement Arrangements have been completed (Note 26).

14.	Note Payable

Sandstorm Promissory Note

On January 22, 2024, pursuant to the Sandstorm Restructuring Agreement, the Company and Sandstorm agreed to convert the $9 million Sandstorm Secured Loan (the “Note”) into a 5-year promissory note bearing interest at 7% per year and convertible into common shares of Bear Creek at a strike price of C$0.73 per share (the “Sandstorm Promissory Note”). Under this agreement, Sandstorm agreed to make up to $8 million in additional credit (the “Interim Credit”) available to Bear Creek prior to August 31, 2024. Any amounts drawn from the Interim Credit would be added to the principal amount of the Sandstorm Promissory Note. As at December 31, 2025, the Company has fully drawn $8.0 million (December 31, 2024 - $8.0 million) from the Interim Credit.

On April 10, 2025, the Company and Sandstorm agreed to defer the monthly interest payments on the Sandstorm Promissory Note. Where the monthly interest payments payable on the last day of each month from and including February 2025 to November 2025, at 7% per annum, compounded monthly, and any Deferred Interest thereon is payable in full on December 31, 2025. In addition, interest shall also accrue monthly on the Deferred Interest at the rate of 7% per annum.

On December 18, 2025, there was a substantial modification to the Note Payable. Refer to Note 26.

Prior to the substantial modification on December 18, 2025, the Sandstorm Promissory Note comprises a host loan and an embedded derivative liability. The conversion option associated with the Sandstorm Promissory Note were determined to be an embedded derivative as the value of the conversion option (Sandstorm Promissory Note Option) changes in response to the Company’s share price and due to foreign exchange movements. The Sandstorm Promissory Note Option is a financial liability measured at its estimated fair value with changes in value being recorded in the statement of loss. The host loan is measured at its estimated fair value at initial recognition and subsequently measured at amortized cost.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

The assumptions used to determine the fair value of the Sandstorm Promissory Note Option under the Partial Differential Equation model on December 17, 2025 and December 31, 2024 are set in the table below:

	December 17, 2025	December 31, 2024
Remaining term	2.8 years	3.7 years
Interest rate	7.0%	7.0%
Conversion price	C$0.73	C$0.73
Share price	C$0.48	C$0.34
Expected stock price volatility	80.0%	50.0%
Risk-free interest rate	3.5%	4.3%
Credit spread	3.1%	4.5%
All-in-yield	6.6%	8.8%

A continuity of the Sandstorm Promissory Note is as follows:

	Note $	Conversion Option $	Total $
Balance – December 31, 2023	14,324	-	14,324
Principal additions – Interim Credit	375	-	375
Interest accrued	94	-	94
Loss on Sandstorm Restructuring Agreement (Note 8)	3,994	255	4,249
Balance – January 22, 2024	18,787	255	19,042
Debt issue costs	(32)	-	(32)
Principal additions – Interim Credit	2,625	-	2,625
Interest accrued	1,346	-	1,346
Interest paid	(1,341)	-	(1,341)
Accretion	42	-	42
Change in fair value	-	415	415
Balance – December 31, 2024	21,427	670	22,097
Interest accrued	1,480	-	1,480
Interest paid	(145)	-	(145)
Accretion	61	-	61
Change in fair value	-	(429)	(429)
Balance – December 17, 2025	22,823	241	23,064
Gain on substantial debt modification (Note 26)	(11,294)	(241)	(11,535)
Balance – December 31, 2025	11,529	-	11,529

2025 Sandstorm Note

On May 8, 2025, the Company issued a secured promissory note (the “2025 Sandstorm Note”) to a wholly-owned subsidiary of Sandstorm for up to $6.5 million, drawable in monthly increments of up to $600,000, with a maturity date of September 22, 2028. The note bears interest at 7% per annum, accruing monthly and payable beginning on September 30, 2025. Interest payments payable from June to November 2025 were to be deferred and paid in full on December 31, 2025, with Deferred Interest also accruing at 7% per annum. The 2025 Sandstorm Note is convertible into common shares at C$0.73 per share, subject to TSX-V approval, provided such conversion does not raise Sandstorm’s ownership above 19.99%.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

To secure the 2025 Sandstorm Note, the Company granted Sandstorm:

(i)	A first-ranking security interest in Minera Mercedes Minerales;

(ii)	A first-ranking security interest over all current and future assets of any Guarantor in Mexico;

(iii)	A first-ranking security interest in Bear Creek Mining S.A.C.; and

(iv)	An assignment and subordination of all intercompany debt, giving Sandstorm priority over any such claims.

The 2025 Sandstorm Note was issued in pari passu with the Sandstorm Promissory Note, Amended Sandstorm Convertible Debenture (Note 9), and Equinox Note (Note 9).

On May 21, 2025, the Company drew $1.2 million from this note. Upon initial recognition, the call option was estimated to have a fair value of $0.1 million using the Partial Differential Equation Model. As at December 31, 2025, the Company has drawn $5.4 million from this note.

On December 18, 2025, there was a substantial debt modification. Refer to Note 26.

Subsequent to year-end, the Highlander Transaction (Note 25) and Debt Settlement Arrangements have been completed (Note 26).

Prior to December 18, 2025, the 2025 Sandstorm Promissory Note comprises a host loan and an embedded derivative liability. The conversion option associated with the Sandstorm Promissory Note were determined to be an embedded derivative as the value of the conversion option (2025 Sandstorm Promissory Note Option) changes in response to the Company’s share price and due to foreign exchange movements. The 2025 Sandstorm Promissory Note Option is a financial liability measured at its estimated fair value with changes in value being recorded in the statement of loss. The host loan is measured at its estimated fair value at initial recognition and subsequently measured at amortized cost.

The assumptions used to determine the fair value of the 2025 Sandstorm Promissory Note Option under the Partial Differential Equation model on December 17, 2025 and the initial recognition are set in the table below:

	December 17, 2025	May 21, 2025
Remaining term	2.8 years	3.3 years
Interest rate	7.0%	7.0%
Conversion price	C$0.73	C$0.73
Share price	C$0.48	C$0.16
Expected stock price volatility	80%	75%
Risk-free interest rate	3.5%	4.0%
Credit spread	3.1%	3.5%

A continuity of the 2025 Sandstorm Note is as follows:

	Note $	Conversion Option $	Total $
Balance – May 8, 2025	-	-	-
Principal additions	5,400	-	5,400
Initial fair value	(11)	11	-
Interest accrued	154	-	154
Accretion	2	-	2
Change in fair value	-	428	428
Balance – December 17, 2025	5,545	439	5,984
Gain on substantial debt modification (Note 26)	(2,553)	(439)	(2,992)
Balance – December 31, 2025	2,992	-	2,992

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

15.	Warrant Liability

The Company’s warrants are accounted for as a derivative financial liability measured at fair value at each financial reporting date with changes in value recorded in the statement of loss, as the exercise price is denominated in a different currency other than the functional currency of the Company. The fair value of the warrant liability was estimated using their intrinsic value, as the warrants are publicly traded. The warrants expire October 5, 2028.

The changes in warrants during the year ended December 31, 2025, and December 31, 2024, were as follows:

	December 31, 2025		December 31, 2024
	Number of warrants	Weighted average exercise price (in CDN$)	Number of warrants	Weighted average exercise price (in CDN$)

Outstanding, beginning of the year	27,195,000	C$0.42	27,200,000	C$0.42
Exercised	(771,430)	C$0.42	(5,000)	C$0.42
Outstanding, end of the year	26,423,570	C$0.42	27,195,000	C$0.42

A continuity of the fair value of the Warrant Liability is as follows:

Total $
Balance – December 31, 2023	1,937
Exercised warrants	-
Change in fair value	940
Balance – December 31, 2024	2,877
Exercised warrants	(231)
Change in fair value	4,198
Balance – December 31, 2025	6,844

Subsequent to year-end, certain warrants were exercised and the remaining warrants will continue trading in accordance with the terms of the Highlander Transaction (Note 25).

16.	Capital

Authorized and Issued Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

2025 Activity

On March 11, 2025, the Company completed a bought deal private placement of 64,445,000 common shares at a price of C$0.225 per share (the “Offering Price”) for aggregate gross proceeds of C$14.5 million ($10.0 million) (the “Offering”). The Company paid cash commissions of C$0.5 million ($0.4 million), which is equal to 6.0% of the gross proceeds received by the Company from the issuance and sale of 38,667,000 shares.

Each of Sandstorm and Equinox purchased 32,222,500 Shares on a gross basis pursuant to the Offering, or 12,889,000 Shares on a net basis after giving effect to Equinox and Sandstorm concurrently disposing of 19,333,500 shares to an arm’s length third-party on a joint and several basis at the Offering Price immediately prior to the closing of the Offering (the “Concurrent Sale”). The Company did not receive any proceeds from the Concurrent Sale. Prior to the Concurrent Sale and the Offering, Sandstorm and Equinox held 45,492,399 and 25,397,160 shares, respectively, which represented approximately 19.97% and 11.15% of the Company’s issued and outstanding common shares. Following the Concurrent Sale and the Offering, Sandstorm and Equinox hold 58,381,399 and 38,286,160 shares, respectively, which represent approximately 19.98% and 13.10% (Note 20) of the Company’s issued and outstanding common shares.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

During the year ended December 31, 2025, the Company issued 250,000 common shares (December 31, 2024 – nil) from the exercise of stock options, whereas 771,430 common shares (December 31, 2024 – 5,000) were issued from the exercise of share purchase warrants (Note 15).

Subsequent to year-end, the Company issued 50,000,000 common shares from the completion of a of a Private Placement (Note 25).

Subsequent to year-end, the Company issued 13,617,024 common shares from warrant and stock option exercises, and RSU and DSU vesting (Note 25)

Subsequent to year-end, the Company issued 1,488,698 common shares for in-the-money stock options, and RSU and DSU vesting prior to the completion of the Highlander Transaction (Note 25).

2024 Activity

In consideration for the Sandstorm Restructuring Agreement (Note 8), the Company issued 28,767,399 common shares of the Company to Sandstorm at fair value of C$0.19 per Common Share for an aggregate value of approximately C$5.5 million or $4.1 million.

Stock Option Plan

The Company has established a share purchase option plan (the “Stock Option Plan”) and a long-term incentive plan (“LTIP”). Under the Stock Option Plan, the Board of Directors may, from time to time, grant options to directors, officers, employees, or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Board of Directors. Under the Stock Option Plan, the exercise price of an option cannot be lower than the closing price on the TSX-V on the trading date preceding the grant date, less the maximum discount permitted under TSX policies applicable to share purchase options. The Board of Directors also sets vesting terms for each grant. The Stock Option Plan provides that the aggregate number of shares reserved for issuance under the plan (including shares issuable upon the exercise of existing options and restricted or DSUs issuable under the Company’s Long Term Incentive Plan) shall not exceed 10% of the total number of issued and outstanding common shares of the Company on a non-diluted basis, as constituted on the grant date of such options. Under the LTIP, the Board of Directors may, from time to time, award RSUs or DSUs to directors, officers, employees, and in the case of RSUs, consultants. Under the LTIP, the maximum number of shares the Company is entitled to issue from treasury for payments regarding awards of DSUs and RSUs is an aggregate of 5,000,000 shares. The Stock Option Plan and the LTIP may not cumulatively exceed 10% of the total number of shares issued and outstanding. Both the Stock Option Plan and the LTIP are intended to be equity-settled, with participants receiving common shares of the Company upon vesting or exercise.

Stock Options

During the year ended December 31, 2025, the Company did not grant any stock options (December 31, 2024 - 2,562,500).

During the year ended December 31, 2025, the Company recognized $0.1 million of share-based payments expense based on the graded vesting schedule of the stock options. During the year ended December 31, 2024, the Company recognized $0.5 million of share-based payments expense based on the graded vesting schedule of the stock options and RSU grants.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

The changes in share options during the year ended December 31, 2025, and December 31, 2024, were as follows:

	December 31, 2025		December 31, 2024
	Number of options	Weighted average exercise price (in CDN$)	Number of options	Weighted average exercise price (in CDN$)

Outstanding, beginning of the year	8,512,500	C$0.88	9,550,000	C$1.27
Granted	-	-	2,562,500	C$0.29
Forfeited	-	-	(950,000)	C$0.55
Cancelled	-	-	(2,650,000)	C$1.61
Exercise	(250,000)	C$0.19	-	-
Outstanding, end of the year	8,262,500	C$0.90	8,512,500	C$0.88

A summary of the Company’s stock options outstanding as at December 31, 2025 is as follows:

Options Outstanding	Options Exercisable	Exercise Price (in CDN$)	Remaining contractual life (years)	Expiry Date
670,000	670,000	C$2.05	2.16	February 26, 2028
400,000	400,000	C$2.24	3.21	March 16, 2028
150,000	150,000	C$1.92	3.45	June 12, 2028
1,280,000	1,280,000	C$1.50	3.09	February 1, 2029
75,000	75,000	C$1.41	3.18	March 6, 2029
75,000	75,000	C$2.58	3.85	November 6, 2029
2,450,000	2,450,000	C$0.69	6.96	December 15, 2032
450,000	450,000	C$0.45	7.49	June 26, 2033
650,000	650,000	C$0.19	7.92	November 30, 2033
500,000	500,000	C$0.25	8.22	March 19, 2034
1,362,500	908,333	C$0.35	8.49	June 26, 2034
200,000	200,000	C$0.33	8.59	August 2, 2034
8,262,500	7,066,667		6.07

Subsequent to year-end, certain stock options were exercised and have vested in accordance with the terms of the Highlander Transaction (Note 25).

RSUs

On June 26, 2024, the Company granted 1,622,500 RSUs to officers, directors, and employees of the Company. The RSUs entitle the holders to receive common shares of the Company equal to the number of RSUs on their respective vesting date and were classified as equity-settled. The Company calculated a fair value of $0.4 million for these RSUs using Black Scholes Options pricing model. These RSUs have the following vesting schedule:

Number of RSUs	Holder	Vesting
487,500	Directors	1/3 on first anniversary, 1/3 on second anniversary, 1/3 on third anniversary
875,000	Officers	1/3 on first anniversary, 1/3 on second anniversary, 1/3 on third anniversary
260,000	Employees	Vest in full on first anniversary
1,622,500

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

The assumptions used to determine the fair value of the RSUs granted during the year are set in the table below:

June 26, 2024
Risk-free interest rate	3.9%
Expected dividend yield	0.0%
Stock price	C$0.35
Expected stock price volatility	80.3%
Expected life in years	Based on vesting

The LTIP permits the RSUs to be settled in either shares or cash, at the Company’s discretion. During the beginning of the current reporting period, management reassessed the classification of outstanding RSUs based on historical settlement practices and concluded that a constructive obligation exists to settle awards in cash.

On December 18, 2025, the Company and Highlander Silver agreed to the terms of the Definitive Arrangement Agreement (Note 25). Pursuant to this, the Company’s RSUs will vest, net exercise, and convert into shares of Bear Creek upon completion of the Highlander Transaction.

The changes in RSU’s during the period ended December 31, 2025, and the year ended December 31, 2024, were as follows:

	December 31, 2025	December 31, 2024
	Number of RSUs	Number of RSUs
Outstanding, beginning of the year	1,605,588	-
Granted	-	1,622,500
Forfeited	-	(16,912)
Outstanding, end of the year	1,605,588	1,605,588

As at December 31, 2025, the Company had vested and exercisable RSUs of nil (December 31, 2024 – nil).

Subsequent to year-end, all outstanding RSUs have vested (Note 25).

DSUs

Continuity of DSUs is as follows:

	December 31, 2025	December 31, 2024
	Number of DSUs	Number of DSUs
Outstanding, beginning of the year	500,000	725,000
Vested	-	(225,000)
Outstanding, end of the year	500,000	500,000

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

As at December 31, 2025 and December 31, 2024, the following stock options, RSUs, and DSUs were under grant and available for issuance:

	December 31, 2025	December 31, 2024
Issued and outstanding shares	293,197,215	227,730,785
Options allowed	29,319,722	22,773,079
RSU & DSU limit	5,000,000	5,000,000
RSU’s & DSU’s available for issuance	1,377,500	1,377,500

Subsequent to year-end, but prior to the completion of the Highlander Transaction, all outstanding DSUs have vested (Note 25).

17.	Revenue

The Company’s revenues are primarily from sales of gold and silver. These products are sold to Royal Gold and its subsidiary (Note 10 and 19) and Asahi Refining.

The revenue for the year ended December 31, 2025 is shown below:

	Year Ended December 31
	2025 $	2024 $
Restructured Gold Stream (Note 10)	11,418	7,836
Gold and silver revenue (Note 15)	94,844	95,902
Total	106,262	103,738

18.	Cost of Sales

The cost of sales for the year ended December 31, 2025 is shown below:

	Year Ended December 31
	2025 $	2024 $
Raw materials and consumables	23,438	21,698
Salaries and benefits	12,533	16,838
Contractors and outside services	34,393	20,512
Other expenses	9,887	7,690
Changes in inventory	(2,286)	561
Total	77,965	67,299

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

19.	Gain on Sale of Tassa

On December 10, 2025, the Company executed the sale of its 100% interest in the Tassa Project, located in Southern Peru (“Tassa”) to a wholly-owned subsidiary of Colque Holding Pty Ltd (“Colque”), a private Australian company. Tassa is an early-stage exploration property for which no exploration and evaluation assets had been capitalized in accordance with the Company’s accounting policy.

Total consideration for the sale is $3.5 million to be made in payments over a 30-month period as outlined below. To complete the sale, the Company also paid cash commissions equal to 2.0% of the gross proceeds received.

(i)	$30,000 signing fee;

(ii)	$470,000 upon execution;

(iii)	$500,000 on or before 6 months following the sale (“First Deferred Payment”);

(iv)	$1,000,000 on or before 18 months following the sale (“Second Deferred Payment”); and

(v)	$1,500,000 on or before 30 months following the sale (“Third Deferred Payment” and together with the First Deferred Payment and the Second Deferred Payment, collectively, the “Deferred Consideration”).

The Deferred Consideration payments are secured in favour of the Company by a first-ranking security interest over the Tassa concessions. It also includes a significant financing component. Accordingly, the consideration has been measured at fair value at the date of disposal using a present value approach.

At December 10, 2025, the fair value of the total consideration was determined to be approximately $2.8 million, discounted using an effective interest rate of 15% per annum, reflecting the credit risk of the counterparty and market conditions.

The Deferred Consideration receivable was recognized initially at a fair value of approximately $2.3 million and is subsequently measured at amortized cost using the effective interest method. As at December 31, 2025, the Deferred Consideration receivable of $2.3 million is recorded as part of Other Receivables (Note 4).

Upon settlement of Colque’s acquisition of Tassa, Colque (or its successors) granted the Company a 2% net smelter return royalty in respect of all minerals produced from Tassa, of which Colque may buy back 1% through the payment of an additional $2.5 million.

20.	Related Party Transactions

Compensation of key management personnel

The remuneration of the directors, president and chief executive officer, chief financial officer, chief operating officer, and the vice president of project development (collectively, the key management personnel) was as follows:

	Year Ended December 31
	2025 $	2024 $
Salaries and director’s fees	2,366	2,377
Share-based compensation	528	548
	2,894	2,925

(i)	Key management personnel were not paid post-employment benefits or other long-term benefits.

As at December 31, 2025, $0.1 million (December 31, 2024 – $nil) was due for director fees.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Sandstorm

Sandstorm is a related party of the Company and as at December 31, 2025, owns 19.98% (December 31, 2024 - 19.98%) of the Company’s issued and outstanding common shares. Details of transactions and balances with Sandstorm are disclosed in the Sandstorm Restructuring Agreement (Note 8), Convertible Debenture (Note 9), Streaming Arrangement (Note 10), and Note Payable (Note 14).

On October 20, 2025, Royal Gold completed the acquisition of Sandstorm.

Equinox

Equinox is a related party of the Company and as at December 31, 2025 owns 13.10% (December 31, 2024 - 11.16%) of the Company’s issued and outstanding common shares. Details of transactions and balances with Equinox are disclosed in the Equinox Note (Note 14) and Short Term Loan (Note 13).

On December 18, 2025, the Company with Royal Gold and Equinox agreed to extend the Deferred Interest accrual period (the “Interest Deferral Agreement”) for the Amended Sandstorm Convertible Debenture (Note 9), Equinox Note (Note 9), and Note Payable (Note 14), from December 31, 2025 to the earlier of (i) the Closing Date and (ii) the termination date of the Highlander Transaction (Note 25).

Subsequent to year-end, Highlander Silver with Royal Gold and Equinox completed the Debt Settlement Agreements (Note 26) to settle the outstanding indebtedness of the Company.

21.	Segmented Information

The Company’s business consists of two reportable segments, namely Mercedes and Corani. The Other category primarily comprises corporate and unallocated items that are not considered reportable segments and is presented solely to facilitate reconciliation.

The following is an analysis of the long-term assets by geographical area:

Long -Term Assets	December 31, 2025	December 31, 2024
Peru	$80,680	$80,040
Mexico	48,333	72,150
Canada	5,013	5,011
	$134,027	$157,201

Results for the year ended December 31, 2025

Net Loss (income)	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other expenses (income)	Net loss
Mercedes	$(106,262)	80,355	38,353	32	3,730	16,208
Corani	-	-	-	6,580	512	7,092
Other	-	11,479	-	384	(11,278)	585
	$(106,262)	91,834	38,353	6,996	(7,036)	23,885

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Results for the year ended December 31, 2024

Net Loss (income)	Revenue	Cost of Sales & other operational costs	Depletion, Depreciation & Amortization	Exploration expenses	Other expenses (income)	Net loss
Mercedes	$(103,738)	97,312	33,292	4,420	(2,406)	28,880
Corani	-	-	-	7,423	(287)	7,136
Other	-	10,641	-	-	20,162	30,803
	$(103,738)	107,953	33,292	11,843	17,469	66,819

22.	Income Taxes

The schedule for current and deferred income tax expense is as follows:

	December 31, 2025	December 31, 2024
Current income tax and special mining expense	$1,386	$1,988
Deferred income tax and special mining recovery	-	(1,119)
Total income tax expense (recovery)	1,386	869

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.

These differences result from the following items:

	Year ended December 31, 2025	Year ended December 31, 2024
Loss before income taxes	$(22,499)	$(65,950)
Canadian federal and provincial income tax rates	27.0%	27.0%
Income tax recovery based on the above rates	(6,075)	(17,807)

Non-deductible items (net)	2,550	662
Effect of change in Canadian and foreign tax rates	(5,774)	(1,437)
Impact of deferred tax assets not recognized	13,832	6,291
Change in estimates	82	2,178
Foreign exchange and other	(3,229)	10,982
Total income tax expense	$1,386	$869

The components of the Company’s recognized deferred income taxes are as follows:

	December 31, 2025	December 31, 2024
Deferred income tax assets (liabilities)
Non-capital losses	$6,626	$1,495
Share issue costs and other	117	272
Property plant and equipment	3,113	763
Unrealized foreign exchange	(10,075)	(2,749)
Resource properties costs	219	219
Total deferred tax assets (liabilities)	$-	$-

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not recognized deferred income tax assets for any temporary differences as their utilization is not considered probable at this time.

Deductible temporary differences, unused tax losses, and unused tax credits:

	December 31, 2025	December 31, 2024	Expiry date range
Non-capital losses	85,651	81,276	See below
Share issue costs and other	21,234	19,998	Not applicable
Property plant and equipment	180,241	135,874	Not applicable
Foreign exchange and other	106,407	67,713	Not applicable

As at December 31, 2025, the Company has non-capital losses available for carry forward of $110.3 million, which may be applied to reduce future year’s taxable income.

These unrecognized loss carry-forwards are in respect of Canadian, Mexican and Peruvian operations, and expire as follows:

	Canada $	Mexico $	Peru $
2027	1,731	-	-
2028	1,415	-	-
2029	1,849	7,025	-
2030	3,135	7,611	-
2031	2,202	-	-
2032	5,591	5,858	-
2033	3,147	2,442	-
2034	803	-	-
2035	1,331	2,941	-
2036	4,712	-	-
2037	479	-	-
2038	1,398	-	-
2039	1,595	-	-
2040	3,214	-	-
2041	3,841	-	-
2042	4,282	-	-
2043	1,656	-	-
2044	9,087	-	-
2045	9,957	-	-
Indefinite	12,016	-	10,970
	73,441	25,877	10,970

Mercedes Mine Tax Audits

The Company acquired the Mercedes gold mine from Equinox on April 21, 2022. The agreement governing the purchase of the Mercedes mine includes tax indemnity provisions. Minera Mercedes Minerales S. de R.L. de C.V., the subsidiary of the Company that directly owns the Mercedes mine, is currently under income tax audit by the Mexican Tax Authorities for the 2016 tax year. The primary issue under examination relates to income recognition and deductibility of certain expenses.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Since no final assessment has been issued by the Mexican tax authorities, the Company has determined that it is not possible to reasonably estimate the potential range of outcomes or determine if the Company has a present obligation related to this as of December 31, 2025. The amount and timing of any final assessment in the audit is uncertain, may be appealed, and subject to the tax indemnity provisions previously mentioned. Accordingly, no liability has been recorded in the financial statements for this matter. The Company will continue to monitor developments and will recognize a liability when the Company has a present obligation to pay income tax and the amount can be reliably estimated.

23.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (or supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying Value		Fair Value
As at December 31, 2025	Amortized Cost	FVTPL	Level 1	Level 2	Level 3	Total
Financial assets
Cash (i)	$7,397	-	-	-	-	-
Short-term investments	41	-	-	-	-	-
Trade receivables (i)	411	-	-	-	-	-
Restricted cash (i)	520	-	-	-	-	-
	$8,369	-	-	-	-	-

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

	Carrying Value		Fair Value
As at December 31, 2025	Amortized Cost	FVTPL	Level 1	Level 2	Level 3	Total
Financial liabilities
Accounts payable and accrued liabilities (i)	$30,006	-	-	-	-	-
Short term loan (ii)	-	650	-	-	650	650
Note payable (ii)	-	14,521	-	-	14,521	14,521
Convertible debenture and notes (ii)	-	27,152	-	-	27,152	27,152
Warrant liability (iii)	-	6,844	6,844	-	-	6,844
Stream arrangements (iv)	-	42,514	-	-	42,514	42,514
	$30,006	91,681	6,844	-	84,837	91,681

	Carrying Value		Fair Value
As at December 31, 2024	Amortized Cost	FVTPL	Level 1	Level 2	Level 3	Total
Financial assets
Cash (i)	$6,678	-	-	-	-	-
Short-term investments	40	-	-	-	-	-
Trade receivables (i)	1,412	-	-	-	-	-
Restricted cash (i)	255	-	-	-	-	-
	$8,385	-	-	-	-	-

	Carrying Value		Fair Value
As at December 31, 2024	Amortized Cost	FVTPL	Level 1	Level 2	Level 3	Total
Financial liabilities
Accounts payable and accrued liabilities (i)	$33,365	-	-	-	-	-
Short term loan	1,540	-	-	-	-	-
Note payable – debt portion	21,427	-	-	-	-	-
Note payable – embedded derivative (v)	-	670	-	670	-	670
Convertible debenture and notes – debt portion	47,139	-	-	-	-	-
Convertible debenture and notes – embedded derivative (v)	-	1,959	-	1,959	-	1,959
Warrant liability (iii)	-	2,877	2,877	-	-	2,877
Stream arrangements (vi)	-	23,558	-	-	23,558	23,558
	$103,471	29,064	2,877	2,629	23,558	29,064

(i)	The carrying values of cash, trade receivables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.
(ii)	The fair value of these instruments was measured using inputs that include level 2 and 3 inputs. The key level 2 inputs include contractual terms of the debt, and market-derived inputs including the Company’s share price and share price volatility. The key level 3 inputs require management to make estimates and assumptions related to the settlement consideration terms of the Debt Settlement Arrangements (Note 26), forecasted production at Mercedes, future gold and silver prices, and discount rate associated with the settlement consideration.
(iii)	The fair value of the warrant liability is measured using inputs that include level 1 inputs. The fair value is estimated using the Intrinsic Value model. Key inputs used include market-derived inputs including the Company’s warrant price.
(iv)	The fair value of the stream arrangements is measured using inputs that include level 3 inputs. The fair value of the Company’s stream arrangement is estimated based on the net present value of the expected future cash flows discounted using a market interest rate that reflects the risks associated with the liability. Key inputs include contractual terms, forecasted production at Mercedes, future gold and silver prices, and discount rate associated with the liability. Key inputs also required management to make estimates and assumptions related to the settlement consideration terms of the Debt Settlement Arrangements (Note 26).

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

(v)	The fair value of the embedded derivative is measured using inputs that include level 2 inputs. The fair value is estimated using the Partial Differential Equation model. Key inputs include contractual terms of the debt, and market-derived inputs including the Company’s share price and share price volatility.
(vi)	The fair value of the stream arrangements is measured using inputs that include level 3 inputs. The fair value of the Company’s stream arrangement is estimated based on the net present value of the expected future cash flows discounted using a market interest rate that reflects the risks associated with the liability. Key inputs include contractual terms, forecasted production at Mercedes, future gold and silver prices, and discount rate associated with the liability.

24.	Financial Instrument Risks and Risk Management

The Company has exposure to liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under the oversight of and policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors.

a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of the cash, short-term investments, and trade receivables.

The Company’s cash is held in major Canadian chartered banks and accredited Mexican and Peruvian financial institutions with strong credit ratings. Short-term investments (including those presented as cash) consist of financial instruments issued by Canadian or Peruvian banks. These investments mature at various dates over the next twelve months.

b)	Liquidity risk

Liquidity risk (Note 1) is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the preparation of rolling cash flow forecasts and by maintaining access to sufficient funding to meet its contractual obligations.

As at December 31, 2025, the Company had limited operating cash flows and was dependent on external financing to fund its operations and settle its liabilities. Following the completion of the Highlander Transaction (Note 25), the Company became economically dependent on Highlander Silver for financial support.

Highlander Silver has committed to provide financial support to the Company for a period of at least twelve months from the reporting date to enable the Company to continue as a going concern and to meet its obligations as they come due. In addition, in connection with the acquisition, Highlander Silver entered into Debt Settlement Arrangements (Note 26) with certain of the Company’s creditors, including Royal Gold, Equinox, and Wheaton, pursuant to which outstanding obligations, including loans, convertible instruments, and streaming arrangements, were settled through a combination of cash payments and the issuance of net smelter royalty interests.

These transactions significantly reduced the Company’s outstanding financial liabilities and improved its liquidity position.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2025:

Expenses in (000’s)	2026	2027	2028	2029	2030 and Beyond	Total
Accounts payable and accrued liabilities (Note 7)	$29,277	-	-	-	$729	$30,006
Provision for site restoration (Note 11)	-	3,093	3,512	4,002	12,263	22,870
Community projects obligation (Note 12)	1,188	1,188	1,188	1,188	11,876	16,628
Other liabilities	62	33	734	-	-	829
Office space leases	255	205	211	218	-	889
Vehicle rentals	390	-	-	-	-	390
Short Term Loan (Note 13 and 25) (i)	650	-	-	-	-	650
Streaming Arrangements (Note 10 and 25) (i)	42,514	-	-	-	-	42,514
Note payable (Note 14 and 25) (i)	14,521	-	-	-	-	14,521
Equinox Note (Note 9 and 25) (i)	15,221	-	-	-	-	15,221
Sandstorm Convertible Debenture (Note 9 and 25) (i)	11,931	-	-	-	-	11,931
Total as at December 31, 2025	$116,009	$4,519	$5,645	$5,408	$24,868	$156,449

(i)	As of the date of these financial statements, these financial liabilities have been settled in accordance with the Debt Settlement Arrangements (Note 26).

The Company continues the process of improving its working capital by updating its mine production plan and shifting to a narrow vein mining methodology which is expected to increase production output and reduce cost of sales moving forward.

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk.

Interest rate risk

Interest rate risk is the risk that a financial instrument’s fair value or future cash flows will fluctuate because of changes in market interest rates. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. During the year ended December 31, 2025, the Company had minimal funds invested in interest earning savings accounts.

The Company previously had debt obligations with SOFR as a benchmark. The variability of the SOFR can have material impact on the results of the Company. During the year ended December 31, 2025, the Company had no existing debt obligations that used SOFR as a benchmark.

Interest rate risk affects the valuation of Stream Arrangements (Note 10), Convertible Debenture and Notes (Note 9), and Note Payable (Note 14), by influencing discount rates and fair value measurements. Changes in interest rates impact the present value of future cash flows associated with Stream Arrangements, as higher rates reduce the discounted value of expected payments, while lower rates increase it. Similarly, the fair value of the embedded derivative liability in the Convertible Debenture and Notes, and Note Payable are sensitive to interest rate fluctuations, as changes affect the risk-free rate and credit spreads used in valuation models. An increase in interest rates may reduce the liability’s fair value, while a decrease may lead to higher valuation, impacting financial statements through fair value adjustments recognized in profit or loss.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Currency risk

The Company is exposed to financial risk due to changes in foreign exchange rates. The Company operates in Peru, Mexico, and Canada, and a portion of its expenses are incurred in Canadian dollars, Mexican pesos, and Peruvian Soles. The functional currency of the Company and its subsidiaries is determined to be US dollar. A significant change in the exchange rates between the US dollar relative to the Canadian dollar, Mexican Peso to the US dollar, and the Peruvian Sol to the US dollar could affect the Company’s operations, financial position, and cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2025, the Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Mexican Pesos, and Peruvian Soles.

	December 31, 2025
	Canadian Dollars (000’s)	Peruvian Soles (000’s)	Mexican Pesos (000’s)
Cash	124	121	3,979
Receivables	-	539	227,535
Accounts payable, accrued liabilities and other	(583)	(2,275)	(239,264)
Provision for site restoration	-	-	(280,148)
Community project obligation	-	(35,506)	-
Net exposure	(459)	(37,121)	(287,898)

Based on the above net exposures on December 31, 2025, and assuming that all other variables remain constant, a 10% depreciation of the US dollar against the Canadian dollar would result in an increase of approximately $0.1 million (C$0.1 million) in the Company’s loss for the period. A 10% depreciation of the US dollar against the Peruvian Sol would result in an increase of approximately $1.1 million (S/3.7 million) in the Company’s loss for the period. A 10% depreciation of the US dollar against the Mexican Peso would result in an increase of approximately $1.6 million (MXN$ 28.8 million) in the Company’s loss for the period. Conversely, a 10% appreciation of the US dollar relative to the Canadian dollar, Soles, or Mexican Pesos would have the opposite effect.

Price risk

Stock prices and commodity prices play a crucial role in determining the fair value of financial instruments, including Streaming Arrangements and embedded derivative liabilities. The fair value of Streaming Arrangements is influenced by gold and silver prices, as volatility in these commodities affects expected future cash flows and, consequently, the valuation of these arrangements. Similarly, stock price fluctuations impact stock price volatility, which affects the valuation of embedded derivatives—higher volatility increases fair value due to the greater probability of conversion, while lower volatility reduces it. Changes in commodity and stock prices can lead to significant fair value adjustments, impacting revenue, earnings, and cash flows, with gains or losses recognized in profit or loss.

The fair value of the Streaming Arrangements is dependent on the gold and silver prices. Volatility in the gold and silver prices affects the valuation of the Streaming Arrangements, which in turn affects revenue, earnings, and cash flows.

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold and silver (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver producing countries throughout the world. As at December 31, 2025, a 10% increase in the price of gold and silver would have resulted in a increase to the stream arrangements liability of approximately $1.2 million. In addition, a 1% increase in the discount rate would have resulted in a decrease to the stream arrangement liability of approximately $0.2 million.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

The Company measures the embedded derivative liability portion of the convertible debenture at fair value at each reporting date, recognizing changes in the fair value in the statements of comprehensive income. This requirement to “mark to fair value” the derivative features could significantly affect the results in the statement of comprehensive loss. If the Company’s share price had been 20% higher than it was on December 31, 2025, the fair value of the embedded derivative liability of the Company’s Convertible Debenture (Note 9), and Note Payable (Note 14) would have increased by $0.1 million, which would have resulted in the Company recording a gain on the fair valuation of the embedded derivative (Note 9 and Note 14) of $40.2 million instead of a gain of $40.3 million.

If the Company’s warrant price had traded 20% higher than it was on December 31, 2025, the fair value of the embedded derivative liability of the Company’s Warrant Liability (Note 15) would have increased by $1.4 million, which would have resulted in the Company recording a loss on the fair valuation of the Warrant Liability (Note 15) of $5.6 million instead of a loss of $4.2 million.

25.	Subsequent Events

Private Placement

On January 8, 2026, the Company completed a private placement of 50,000,000 common shares at a price of C$0.36 per Share (“Private Placement”) for aggregate gross proceeds of C$18.0 million. No bonus, finder’s fee, commission or other compensation was paid in connection with the Private Placement.

Exercise and Vesting Transactions

Subsequent to the reporting date and prior to the completion of the Highlander Transaction, the Company recognized the exercise of certain warrants and stock options, as well as the vesting of RSUs and DSUs as follows:

●	Warrants of 10,281,500 were exercised resulting in the issuance of 10,281,500 shares for proceeds of $3,159,103.

●	Stock options of 4,008,333 were exercised, net exercise, resulting in the issuance of 2,806,354 shares for proceeds of $749,375.

●	RSUs of 454,170 vested resulting in the issuance of 454,170 shares.

●	DSUs of 75,000 vested resulting in the issuance of 75,000 shares.

Highlander Transaction

On February 26, 2026 (the “Closing Date”), Bear Creek and Highlander Silver, completed the Highlander Transaction under the following terms and conditions:

●	Bear Creek shareholders received 0.1175 Highlander Silver shares for each Bear Creek share held immediately prior to the effective time of the Arrangement, which constitutes a change of control. Upon completion, existing Highlander Silver shareholders and former Bear Creek shareholders own approximately 82% and 18% of the total issued and outstanding Highlander Silver shares, respectively, on a fully-diluted basis.

●	In-the-money stock options (1,154,167), RSUs (1,151,418), and DSUs (425,000) of Bear Creek vested, net exercised and converted into shares of Bear Creek (1,488,698), prior to the effective time of the arrangement. Out-of-the-money options were cancelled without payment.

●	Outstanding warrants (16,142,070) of Bear Creek (Note 15) will continue trading on the TSX-V and after giving effect to Highlander Transaction, will become exercisable into Highlander Silver shares.

●	Following completion, Highlander Silver shares remain listed on the TSX-V and the Bear Creek shares were delisted from the TSX-V.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

Repayment of Advances Received

Concurrent with execution of the Highlander Transaction, Highlander Silver repaid the Advances Received (Note 7) in the amount of $2.6 million.

26.	Gain on Debt Modification

Debt Settlement Arrangements

On December 18, 2025, the Company and Highlander Silver agreed to the terms of the Highlander Transaction (Note 25). On that same date, the following agreements were also entered:

●	The Company and Royal Gold agreed to extend the Deferred Interest accrual period for the Amended Sandstorm Convertible Debenture, and Note Payable (Note 14), from December 31, 2025 to the earlier of (i) the Closing Date and (ii) the termination date of the Highlander Transaction.

●	Highlander Silver and Royal Gold agreed to enter into a Debt Settlement Agreement, pursuant to which all of the Company’s outstanding indebtedness owing to affiliates of Royal Gold would be settled upon completion of the Highlander Transaction.

Management determined this represented a substantial modification of the terms of its existing financial liabilities and accounted for the changes as an extinguishment of the original financial liabilities and the recognition of a new financial liabilities at fair value through profit and loss.

The terms of the debt settlement agreements were as follows:

●	In exchange for the settlement of the Amended Sandstorm Convertible Debenture (Note 9), Stream Arrangements (Note 10), and Note Payable (Note 14), Royal Gold received cash consideration of $6.2 million, an incremental 1.75% secured net smelter return royalty on the Corani Project and an unsecured 2% net smelter return royalty on the Mercedes mine (“Mercedes NSR”), together with certain parent guarantees from Highlander Silver.

Royal Gold’s existing 1% secured net smelter return royalty on the Corani Project (Note 6) remains in place, such that Royal Gold holds an aggregate 2.75% secured net smelter return royalty on the Corani Project (the “Corani NSR”).

Highlander Silver is permitted to buy back 0.5% of the Corani NSR for $25 million until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after a final investment decision (“FID”) relative to the Corani Project is made. If the FID is obtained before December 31, 2028, Highlander Silver will be permitted to buy back 0.75% of the Corani NSR for $30 million.

●	In exchange for the settlement of the Equinox Note (Note 9), and Short Term Loan (Note 13), Equinox received $1.6 million of cash consideration and a 0.5% unsecured net smelter royalty on the Corani Project (the “Equinox NSR”).

Highlander Silver is permitted to buy back 0.167% of the Equinox NSR for $8.3 million until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after an FID.

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

A summary of the consideration (“Settlement Consideration”) to Royal Gold and Equinox and their estimated fair values are as follows:

Total $
Royal Gold Consideration
Cash	6,200
1.75% Corani NSR fair value	49,945
2% Mercedes NSR fair value	12,821
68,966
Equinox Consideration
Cash	1,600
0.5% Corani NSR fair value	14,270
15,870
Total Consideration	84,836

The fair value of the Amended Sandstorm Convertible Debenture, Stream Arrangements, Note Payable, the Equinox Note and the Short Term Loan was determined based on their determined extinguishment value per the Debt Settlement Arrangements.

The fair values of the Corani NSR and Equinox NSR were determined using an in-situ market valuation approach with key assumptions including value per ounce of silver based on comparable market transactions, and the mineral resource estimate for Corani was prepared by third-party qualified persons. Key assumptions used in the fair value estimate of the Corani NSR and Equinox NSR:

December 18, 2025
Corani resource base (AgEq koz)	600,843
Selected in situ multiple (USD per AgEq oz)	4.75

Bear Creek Mining Corporation

Notes to Consolidated Financial Statements

December 31, 2025

Expressed in U.S. Dollars ($000s)

The fair value of the Mercedes NSR was determined based on the net present value of the expected future cash flows. Key assumptions used in the fair value estimate of the Mercedes NSR include:

December 18, 2025
Estimated life of Mercedes mine	7.4 years
Forward gold price range	$3,681 – $5,522
Forward silver price range	$42.68 – $71.17
Discount rate	24.0%

The estimated fair value of the settlement consideration was then allocated based on the relative carrying amount of each original obligation as at the Closing Date.

The difference between the carrying amount of the original instruments immediately prior to modification and the fair value of the new financial liability recognized, resulted in a gain on debt modification of $39.6 million, which has been recognized in the statement of profit and loss.

	Carrying Amount	Fair Value	(Gain)/loss on debt modification
Amended Sandstorm Convertible Debenture	23,868	11,931	(11,937)
Equinox Note	30,449	15,221	(15,228)
Restructured Sandstorm Gold Stream	29,938	32,262	2,324
Restructured Silver Stream	9,493	10,252	759
Short Term Loan	1,685	650	(1,035)
Sandstorm Promissory Note	23,064	11,529	(11,535)
2025 Sandstorm Note	5,984	2,991	(2,993)
Total Consideration	124,481	84,836	(39,645)

On February 26, 2026, concurrent to the completion of the Highlander Transaction, Highlander Silver completed the debt settlement agreements entered on December 18, 2025, pursuant to which all of Bear Creek’s outstanding indebtedness owing to affiliates of Royal Gold and Equinox were settled.

SCHEDULE “B”

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF HIGHLANDER SILVER CORP.

Highlander Silver Corp.

Pro Forma Consolidated Financial Information

As at December 31, 2025 and for the fifteen months ended December 31, 2025

(Unaudited – in thousands of Canadian Dollars, except number of shares)

Highlander Silver Corp.
Pro Forma Consolidated Statement of Financial Position
(Unaudited – in thousands of Canadian Dollars)

	Highlander Silver Corp.	Bear Creek Mining Corporation (Adjusted) Note 4			Other		Pro forma
	As at December 31, 2025	As at December 31, 2025	Private Placement adjustment	Purchase Price Allocation	transaction related adjustments	Note	As at December 31, 2025
	$	$	$	$	$		$
Assets

Current assets
Cash and cash equivalents	108,198	10,138	(18,000)	11,967	(19,870)	6(a,b,h)	92,433
Inventory	–	11,601	–	6,753	–	6(h)	18,354
Receivables	90	4,001	–	(3,296)	–	6(h)	795
Prepaids and other	203	1,965	–	256	–	6(h)	2,424
Tax receivable	214	9,034	–	1,781	–	6(h)	11,029
Short-term investments	–	56	18,000	–	–	6(a)	56
			(18,000)			6(a)
Total current assets	108,705	36,795	(18,000)	17,461	(19,870)		125,091

Receivables	–	–	–	2,610	–	6(h)	2,610
Reclamation deposit	60	713	–	3,919	–	6(h)	4,692
Property and equipment	299	74,371	–	154,391	(10,537)	6 (d,h,i)	218,524
Mineral property interests	12,188	105,111	–	332,448	(48,308)	6 (d,h,i)	401,439
Right-of-use assets	–	851	–	(89)	–	6(h)	762
Tax receivable	339	2,652	–	324	–	6(h)	3,315

Total assets	121,591	220,493	(18,000)	511,064	(78,715)		756,433

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	2,460	40,126	–	461	(3,492)	6(j)	39,555
Community projects obligation	–	1,628	–	1	–		1,629
Consideration payable	1,713	–	–	–	–		1,713
Lease liabilities	12	439	–	(91)	–		360
Tax payable	–	1,835	–	1,036	–	6(h)	2,871
Other liabilities	–	85	–	(2)	–	6(h)	83
Current portion of stream arrangements	–	2,441	–	(980)	(1,461)	6 (h,i)	–
Short term loan	–	891	–	(361)	(530)	6 (h,i)	–
Note payable	–	19,902	–	(7,986)	(11,916)	6 (h,i)	–
Convertible debenture and notes	–	37,215	–	(15,028)	(22,187)	6 (h,i)	–
Warrant liability	–	9,380	–	2,403	(11,783)	6 (h,k)	–
Total current liabilities	4,185	113,942	–	(20,547)	(51,369)		46,211

Non-current liabilities
Accounts payable and accrued liabilities	–	999	–	55	–	6(h)	1,054
Community projects obligation	–	11,723	–	1,590	–	6(h)	13,313
Deferred tax liability	–	–	–	163,536	–	6(e)	163,536
Lease liabilities	–	334	–	–	–		334
Reclamation provision	650	21,646	–	(4,985)	–	6(g)	17,311
Other liabilities	–	1,050	–	(7)	–	6(h)	1,043
Stream arrangements	–	55,829	–	(22,403)	(33,426)	6 (h,i)	–
Total liabilities	4,835	205,523	–	117,239	(84,795)		242,802

Equity
Common shares	140,015	517,258	(57,046)	(108,463)	(250)	6(c)	491,514
Reserves	3,403	55,667	–	(55,667)	11,783	6 (c,k)	15,186
Commitment to issue shares	750	–	–	–	–		750
Foreign currency reserve	670	–	–	–	–		670
Deficit	(28,082)	(557,955)	39,046	557,955	(5,453)	6 (b,c,f)	5,511
Total equity	116,756	14,970	(18,000)	393,825	6,080		513,631

Total liabilities and equity	121,591	220,493	(18,000)	511,064	(78,715)		756,433

Highlander Silver Corp.
Pro Forma Consolidated Statement of Loss
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts)

	Highlander Silver Corp.	Bear Creek Mining Corporation (Adjusted) Note 4			Pro forma
	Fifteen months ended December 31, 2025	Fifteen months ended December 31, 2025	Pro forma adjustments	Note	Fifteen months ended December 31, 2025
	$	$	$		$

Revenue	–	(182,630)	–		(182,630)
Cost of sales	–	134,338	3,653	6(l)	137,991
Depletion, amortization, and depreciation	–	67,263	15,568	6(m)	82,831
Gross loss	–	18,971	19,221		38,192

Exploration expenses	9,067	13,375	–		22,442
General and administrative expenses	8,666	12,629	11,503	6(b)	32,798
Impairment of property and equipment	–	38,017	(38,017)	6(n)	–
Loss before other items	17,733	82,992	(7,293)		93,432

Gain on disposal of equipment	(137)	–	–		(137)
Finance cost	244	9,724	(9,724)	6(i)	244
Interest and other income	(1,234)	(2,527)	–		(3,761)
Other expenses	–	1,746	–		1,746
Foreign exchange loss	184	4,939	–		5,123
Write-off of receivables	182	–	–		182
Change in fair value of embedded derivative	–	(3,983)	3,983	6(i)	–
Change in valuation of warrant liability	–	4,514	(4,514)	6(k)	–
Change in fair value of stream arrangements	–	37,476	(37,476)	6(i)	–
Gain on sale of Tassa	–	(3,846)	–		(3,846)
Gain on debt modification	–	(55,420)	55,420	6(i)	–
Net loss before income taxes	16,972	75,615	396		92,983

Current income tax expense	–	2,600	–		2,600
Deferred income tax recovery	–	(1,013)	–		(1,013)
Net loss	16,972	77,202	396		94,570

Net loss per share attributable to:
Shareholders of the Company
Basic and diluted	0.17	0.29		7	0.68

Weighted average number of shares outstanding
Basic and diluted	102,010,501	269,525,290			138,235,958

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

1.	Nature of Operations

This unaudited pro forma consolidated financial information as at December 31, 2025 and for the fifteen months ended December 31, 2025 (the “Financial Information”) of Highlander Silver Corp. (“Highlander” or the “Company”) has been prepared for inclusion in this Business Acquisition Report.

On October 31, 2025, the Company filed a Notice of Change of Year End to change its financial year-end from September 30 to December 31. The Company elected to have a transition year consisting of the fifteen-month period from October 1, 2024 to December 31, 2025 and, accordingly, prepared audited consolidated financial statements for the fifteen months ended December 31, 2025.

Highlander is a public company incorporated under the laws of the Province of British Columbia, Canada. The Company’s principal business activity is the acquisition, exploration and development of mineral properties located in Peru. The unaudited pro forma consolidated financial information as at December 31, 2025 and for the fifteen months ended December 31, 2025 comprises the Company and its subsidiaries.

Bear Creek Mining Corporation (“Bear Creek”) was a public company incorporated under the laws of the Province of British Columbia, Canada. Bear Creek was engaged in the production and sale of gold and silver, as well as related activities, including the exploration and development of precious and base metal properties in Peru and Mexico.

On February 26, 2026, Highlander completed the acquisition of all of the issued and outstanding common shares of Bear Creek, as described below.

2.	Basis of Preparation

a)	Basis of presentation

The unaudited pro forma consolidated statement of financial position as at December 31, 2025 reflects assumptions and adjustments to give effect to the acquisition by Highlander of all of the issued and outstanding common shares of Bear Creek (the “Transaction”), as further described in Note 3 below, as if the acquisition had occurred on December 31, 2025. The unaudited pro forma consolidated statement of loss for the fifteen months ended December 31, 2025 reflects assumptions and adjustments to give effect to the Transaction as if it had occurred on October 1, 2024.

The unaudited pro forma consolidated financial information utilizes accounting policies that are consistent with those disclosed in the audited consolidated financial statements of the Company for the fifteen months ended December 31, 2025 and Bear Creek for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

During the quarter ended March 31, 2025, the Company conducted a review of its accounting policy related to exploration and evaluation expenditures. Following this review, the Company voluntarily elected to adopt a change in accounting policy effective January 1, 2025 to enhance the relevance and reliability of the information available to users of the Company’s financial statements. Previously, the Company capitalized both acquisition costs and exploration and evaluation expenditures associated with its exploration and evaluation properties. Under the revised policy, the Company continues to capitalize direct costs related to the acquisition of mineral property interests but expenses all exploration and evaluation expenditures incurred on its properties until such time as the technical feasibility and commercial viability of extracting mineral resources from the mineral property are demonstrated and the project has received development approval from the Board of Directors. For the purposes of the unaudited pro forma consolidated financial information, the accounting policy change related to exploration and evaluation expenditures has been reflected as if it had occurred on October 1, 2024. This adjustment applies to the unaudited pro forma consolidated statement of loss for the fifteen months ended December 31, 2025.

The change in accounting policy has been made in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and International Accounting Standard (“IAS”) 8, Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis.

It is management’s opinion that the unaudited pro forma consolidated financial information includes all adjustments necessary for the fair presentation, in all material respects, of the unaudited pro forma consolidated financial information as if the Transaction had occurred on December 31, 2025 for purposes of the unaudited pro forma consolidated statement of financial position and on October 1, 2024 for purposes of the unaudited pro forma consolidated statement of loss for the fifteen months ended December 31, 2025. The adjustments and assumptions required to reflect the Transaction as of the applicable dates are described in Note 6. In preparing the unaudited pro forma consolidated financial information, no adjustments were made to reflect operating synergies that may result from the acquisition. The unaudited pro forma consolidated financial information is based on estimates and assumptions set forth in the notes thereto. The unaudited pro forma consolidated financial information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it indicative of future results. The preliminary purchase price allocation presented herein is based on management’s best estimates at this time and may differ materially from the final purchase price allocation.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

The pro forma adjustments have been determined from information available to management of the Company at this time. The unaudited pro forma consolidated financial information incorporates and reflects management’s preliminary assessment as of the acquisition date of February 26, 2026 regarding the consideration transferred. The acquisition accounting will be finalized after all actual results have been obtained and the final fair values of the assets acquired and liabilities assumed have been determined.

The unaudited pro forma consolidated financial information of the Company has been prepared using the following:

●	the audited consolidated financial statements of Highlander as at and for the fifteen months ended December 31, 2025;

●	the audited consolidated financial statements of Bear Creek for the years ended December 31, 2025 and 2024; and

●	the unaudited interim condensed consolidated financial statements of Bear Creek for the nine months ended September 30, 2024.

b)	Functional and presentation currency

This unaudited pro forma consolidated financial information is presented in Canadian dollars (“CAD”), which is also the functional and presentation currency of Highlander.

Bear Creek’s historical consolidated financial statements are presented in United States dollars (“USD”), as both Bear Creek and its subsidiaries use USD as their functional and presentation currency. Accordingly, the historical financial statements of Bear Creek used in the unaudited pro forma consolidated financial information have been translated into CAD, as further described in Note 4 below.

3.	Description of the Transaction

On December 18, 2025, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Bear Creek to acquire all issued and outstanding common shares of Bear Creek (“Bear Creek Shares”) that it did not already own by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), pursuant to which Bear Creek shareholders would receive 0.1175 Highlander common shares (the “Exchange Ratio”) for each Bear Creek Share held immediately prior to the effective time of the Arrangement (the “Arrangement”). On January 9, 2026, the Arrangement Agreement was amended to remove the requirement for a Highlander shareholder meeting; all other material terms remained unchanged. The Company also agreed to a concurrent non-brokered private placement with Bear Creek pursuant to which the Company subscribed for 50,000,000 Bear Creek Shares at a price of $0.36 per share, for a total subscription price of $18 million, and acquired approximately a 14.6% ownership stake in Bear Creek (the “Private Placement”). The private placement closed on January 8, 2026.

In connection with the execution of the Arrangement Agreement, Highlander also entered into definitive agreements to settle Bear Creek’s indebtedness owing to affiliates of Royal Gold, Inc. (“Royal Gold”), including International Royalty Corporation, a wholly-owned subsidiary of Royal Gold, and Equinox Gold Corp. (“Equinox”) (the “Debt Settlement Arrangements” and, together with the Arrangement, the “Bear Creek Transaction”). Under the Debt Settlement Arrangements, Highlander agreed to: (i) settle outstanding debt obligations owing by Bear Creek to Equinox and certain affiliates of Royal Gold; and (ii) terminate the gold and silver stream obligations between Bear Creek and an affiliate of Royal Gold under the Mercedes streaming arrangement.

The acquisition of Bear Creek was completed on February 26, 2026. Immediately prior to closing, Highlander held 50,000,000 Bear Creek Shares, representing approximately 13.95% of the outstanding Bear Creek Shares. Pursuant to the Arrangement, Highlander acquired an aggregate of 308,301,938 Bear Creek Shares, increasing its holdings to 100% of the issued and outstanding Bear Creek Shares. In connection with the closing, Highlander issued 36,225,457 common shares to the former shareholders of Bear Creek as consideration for the Bear Creek Shares acquired. As a result, Bear Creek became a wholly-owned subsidiary of Highlander. Upon completion of the Arrangement, the existing holders of Highlander common shares and former Bear Creek shareholders owned 82% and 18% of the total issued and outstanding Highlander common shares, respectively, on an undiluted basis.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

Royal Gold received cash consideration of US$6.2 million, an incremental 1.75% secured net smelter return royalty (“NSR”) on the Corani Project and an unsecured 2% net smelter return royalty on the Mercedes mine, together with certain parent guarantees from Highlander. Royal Gold’s existing 1% secured net smelter return royalty on the Corani Project remained in place, such that Royal Gold held an aggregate 2.75% secured net smelter return royalty on the Corani Project (the “Corani NSR”). Highlander is permitted to buy back 0.5% of the Corani NSR for US$25 million until the earlier of: (i) January 1, 2033; and (ii) the date that is six months after a final investment decision (“FID”) is made. If the FID is obtained before December 31, 2028, Highlander will be permitted to buy back 0.75% of the Corani NSR for US$30 million.

Equinox received US$1.6 million of cash consideration and a 0.5% unsecured net smelter royalty on the Corani Project (the “Equinox NSR”). Highlander is permitted to buy back 0.167% of the Equinox NSR for US$8.3 million until the earlier of: (i) January 1, 2033; and (ii) the date that is six months after an FID.

Concurrently with the closing of the Arrangement and the Debt Settlement Arrangements, Highlander repaid the advance and outstanding interest owed to Wheaton Precious Metals International Ltd. (“Wheaton”) pursuant to the support agreement dated November 22, 2022, as amended, between Bear Creek and Wheaton.

Accounting Treatment of the Transaction

The Company evaluated the Transaction under IFRS 3, Business Combinations (“IFRS 3”). IFRS 3 requires an acquirer to determine whether an acquired set of activities and assets constitutes a business. If the criteria in IFRS 3 are met, the transaction is accounted for as a business combination, whereby the purchase consideration is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values, and any resulting goodwill or gain on bargain purchase is recognized, as applicable.

In evaluating the criteria under IFRS 3, the Company concluded that the acquired set of activities and assets met the definition of a business. Accordingly, the Company has accounted for the Transaction as a business combination.

The Transaction occurred on February 26, 2026, and the purchase consideration has been calculated using Highlander’s share price as of the effective time of the Transaction. For the purposes of preparing the unaudited pro forma consolidated financial information as at December 31, 2025, the preliminary purchase price allocation has been prepared based on the estimated fair values of Bear Creek’s assets acquired and liabilities assumed as of the acquisition date, February 26, 2026. The carrying amounts of Bear Creek’s assets and liabilities as at December 31, 2025 have been adjusted, where applicable, to reflect the preliminary fair value estimates determined as of the acquisition date.

The Transaction constitutes a business combination achieved in stages within the meaning of IFRS 3, as Highlander previously held an equity interest in Bear Creek immediately prior to obtaining control. In accordance with IFRS 3, the previously held equity interest has been remeasured to its acquisition-date fair value, with the resulting gain recognized in the pro forma deficit.

4.	Historical Bear Creek

a)	Bear Creek statement of financial position presentation adjustments

The historical Bear Creek statement of financial position as at December 31, 2025 has been adjusted to reclassify certain items to conform to Highlander’s presentation in the unaudited pro forma consolidated statement of financial position. The Company did not identify any material differences between the accounting policies of Highlander and Bear Creek that required adjustments as at December 31, 2025. Bear Creek’s historical statement of financial position has been translated from USD into CAD using the closing foreign exchange rate as at December 31, 2025.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

Bear Creek Statement of Financial Position as at December 31, 2025

	USD	USD	CAD	CAD
	Historical	Presentation adjustments	Impact of foreign exchange[1]	Adjusted
	$	$	$	$
Assets
Current assets
Cash	7,397	–	2,741	10,138
Short-term investments	41	–	15	56
Inventory	8,464	–	3,137	11,601
Receivables	9,352	(6,433)	1,082	4,001
Value-added tax receivable	–	6,591	2,443	9,034
Prepaid expenses and deposits	1,592	(158)	531	1,965
	26,846	–	9,949	36,795

Restricted cash	520	(520)	–	–
Reclamation deposit	–	520	193	713
Property and equipment	54,262	–	20,109	74,371
Resource property costs	76,690	(76,690)	–	–
Mineral property interests	–	76,690	28,421	105,111
Right-of-use assets	621	–	230	851
Tax receivable	1,935	–	717	2,652

Total assets	160,874	–	59,619	220,493

Liabilities
Current liabilities
Accounts payable and accrued liabilities	29,277	–	10,849	40,126
Current portion of community projects and other liabilities	1,250	–	463	1,713
Current portion of stream arrangements	1,781	–	660	2,441
Current portion of lease liabilities	320	–	119	439
Tax payable	1,339	–	496	1,835
Short term loan	650	–	241	891
Note payable	14,521	–	5,381	19,902
Convertible debenture and notes	27,152	–	10,063	37,215
Warrant liability	6,844	–	2,536	9,380
	83,134	–	30,808	113,942
Non-current liabilities
Accounts payable	729	–	270	999
Community projects obligation	8,553	–	3,170	11,723
Stream arrangements	40,733	–	15,096	55,829
Lease liabilities	244	–	90	334
Other liabilities	766	–	284	1,050
Provision for site restoration	15,793	–	5,853	21,646
	149,952	–	55,571	205,523

Equity
Share capital	377,395	–	139,863	517,258
Contributed surplus	40,615	–	15,052	55,667
Deficit	(407,088)	–	(150,867)	(557,955)
Total equity	10,922	–	4,048	14,970

Total liabilities and equity	160,874	–	59,619	220,493

[1]	The exchange rate used to translate U.S. dollar amounts into Canadian dollars as at December 31, 2025 was C$1.3706 to US$1.00.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

b)	Bear Creek statement of loss and comprehensive loss presentation adjustments

The historical Bear Creek statement of loss and comprehensive loss for the fifteen months ended December 31, 2025 has been constructed using a rolling fifteen-month approach by combining the audited consolidated statements of loss and comprehensive loss for the years ended December 31, 2024 and December 31, 2025, and deducting the unaudited interim condensed consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2024. Bear Creek’s historical statement of loss and comprehensive loss has been translated from USD into CAD using the average foreign exchange rate for the fifteen-month period ended December 31, 2025. Certain presentation adjustments have been made to conform Bear Creek’s financial statement presentation to that of Highlander for the purpose of preparing the unaudited pro forma consolidated financial information.

Bear Creek Statement of Loss and Comprehensive Loss for the fifteen months ended December 31, 2025

	USD	USD	USD			CAD
	Year ended December 31, 2024	Less: Nine months ended September 30, 2024	Add: Year ended December 31, 2025	Presentation adjustments	Impact of foreign exchange[2]	Fifteen months ended December 31, 2025
	$	$	$	$	$	$

Revenue	103,738	79,354	106,262	–	51,984	182,630
Cost of sales	(67,299)	(49,164)	(77,965)	–	(38,238)	(134,338)
Depletion, amortization, and depreciation	(33,292)	(23,528)	(38,353)	–	(19,146)	(67,263)
Gross profit (loss)	3,147	6,662	(10,056)		(5,400)	(18,971)

Operating expenses
Corani Engineering and evaluation costs	(6,745)	(5,056)	(6,580)	8,269	–	–
Other exploration and evaluation costs	(5,098)	(4,215)	(416)	1,299	–	–
Share-based compensation	(493)	(321)	(594)	766	–	–
Wages and management salaries	–	(1,740)	–	(1,740)	–	–
Professional and advisory fees	(1,552)	(1,016)	(1,431)	1,967
Impairment of property and equipment	(27,196)	–	–	–	(10,821)	(38,017)
General and administrative expenses	(5,734)	(2,602)	(4,909)	(993)	(3,595)	(12,629)
Exploration expenses	–	–	–	(9,568)	(3,807)	(13,375)
Loss before other items	(43,671)	(8,288)	(23,986)	–	(23,623)	(82,992)

Other income and expenses
Foreign exchange gain (loss)	2,302	2,238	(3,597)	–	(1,406)	(4,939)
Interest and accretion expense	(5,083)	(5,457)	(7,330)	6,956	–	–
Finance cost	–	–	–	(6,956)	(2,768)	(9,724)
Change in fair value of embedded derivative	(222)	(4,708)	(1,637)	–	1,134	3,983
Change in valuation of warrant liability	(940)	(1,909)	(4,198)	–	(1,285)	(4,514)
Change in fair value of stream arrangements	(10,272)	(7,900)	(24,437)	–	(10,667)	(37,476)
Other (income) expense	225	(44)	290	(559)	–	–
Net loss on restructuring agreement	(8,289)	(8,289)	–	–	–	–
Other expenses	–	–	–	(1,249)	(497)	(1,746)
Interest and other income	–	–	–	1,808	719	2,527
Gain on sale of Tassa	–	–	2,751	–	1,095	3,846
Gain on debt modification	–	–	39,645	–	15,775	55,420
Comprehensive loss before taxes	(65,950)	(34,357)	(22,499)	–	(21,523)	(75,615)

Current income tax expense	(1,988)	(1,514)	(1,386)	–	(740)	(2,600)
Deferred income tax recovery	1,119	394	–	–	288	1,013
Loss and Comprehensive loss for the period	(66,819)	(35,477)	(23,885)	–	(21,975)	(77,202)

[2]	The exchange rate used to translate U.S. dollar amounts into Canadian dollars was the average rate for the fifteen months ended December 31, 2025 of C$1.3979 to US$1.00.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

	USD	USD	USD	CAD
	Year ended December 31, 2024	Less: Nine months ended September 30, 2024	Add: Year ended December 31, 2025	Fifteen months ended December 31, 2025
Loss per share – basic and diluted ($)	0.30	0.16	0.09	0.29

Weighted average number of shares outstanding	225,926,433	225,321,013	280,060,111	269,525,290

5.	Purchase consideration

The total preliminary estimated purchase consideration of $408,795 was determined based on the number of Highlander common shares issued to Bear Creek shareholders in exchange for Bear Creek’s issued and outstanding common shares, valued at Highlander’s closing share price on February 25, 2026. The closing share price on February 25, 2026 was used as a proxy for the fair value of the Highlander common shares at the effective time of the Transaction, being 12:01 a.m. on February 26, 2026.

In-the-money stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) of Bear Creek outstanding immediately prior to the effective time of the Arrangement, whether vested or unvested, vested immediately and were converted, as a step in the Arrangement, into Bear Creek Shares, net of withholding taxes. The options were exercised on a cashless basis. Holders thereof received the number of Highlander common shares to which they were entitled for such Bear Creek Shares under the Arrangement based on the Exchange Ratio. Out-of-the-money options of Bear Creek were cancelled without any payment.

The outstanding warrants of Bear Creek were treated in accordance with their terms and, after giving effect to the Arrangement, continued to trade on the TSX-V under the symbol “BCM.WT”. The warrants became exercisable for Highlander common shares, with the number of warrants and exercise price adjusted based on the Exchange Ratio.

Preliminary Purchase Consideration

Bear Creek outstanding common shares as at February 26, 2026	308,301,938
Exchange Ratio	0.1175
Total Highlander shares to be issued	36,225,457

Highlander share price[3]	$9.71
Preliminary purchase consideration (rounded to 000’s)	351,749
Fair value of previously held interest in Bear Creek (Note 6(f))	57,046
Total preliminary purchase consideration	$408,795

Preliminary Purchase Price Allocation

The table below summarizes the preliminary allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed for the purposes of the unaudited pro forma consolidated financial information, as if the Transaction had occurred on December 31, 2025. For purposes of the pro forma presentation, working capital and other balances for which no purchase price allocation adjustments have been identified are assumed to have fair values that approximate carrying values.

[3]	The closing price of Highlander’s common shares on the TSX on February 25, 2026.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

Assets acquired and liabilities assumed	Note
Assets
Cash and cash equivalents	6(h)	$22,105
Short-term investments		56
Inventory	6(h)	18,354
Receivables	6(h)	705
Prepaids and other	6(h)	2,221
Tax receivable	6(h)	10,815
Long-term assets
Receivables	6(h)	2,610
Reclamation deposit	6(h)	4,632
Property and equipment	6(d)	228,762
Right-of-use assets	6(h)	762
Tax receivable	6(h)	2,976
Mineral property interests	6(d)	437,559
Total assets		$731,557

Liabilities
Accounts payable and accrued liabilities	6(h)	$(40,587)
Community projects obligation and other liabilities	6(h)	(1,712)
Current portion of stream arrangements	6(i)	(1,461)
Lease liabilities	6(h)	(348)
Tax payable	6(h)	(2,871)
Short term loan	6(i)	(530)
Note payable	6(i)	(11,916)
Convertible debenture and notes	6(i)	(22,187)
Warrant liability	6(k)	(11,783)
Long-term liabilities
Accounts payable and accrued liabilities	6(h)	(1,054)
Community projects obligation	6(h)	(13,313)
Stream arrangements	6(i)	(33,426)
Lease liabilities	6(h)	(334)
Reclamation provision	6(g)	(16,661)
Deferred tax liability	6(e)	(163,536)
Other liabilities	6(h)	(1,043)
Total liabilities		$(322,762)
Net assets acquired		408,795
Total preliminary purchase consideration		$408,795

6.	Pro Forma Adjustments and Assumptions

The following adjustments have been made to the unaudited pro forma consolidated financial information to reflect certain preliminary private placement, purchase price allocation and other transaction adjustments. Further review may identify additional adjustments that could have a material impact on the unaudited pro forma consolidated financial information.

Private Placement Adjustment

a)	Private Placement

This adjustment reflects the Private Placement completed by Bear Creek prior to completion of the Arrangement, pursuant to which Bear Creek issued common shares to Highlander for gross proceeds of $18,000. The proceeds were received by Bear Creek and are reflected as an increase in cash and cash equivalents in the unaudited pro forma consolidated statement of financial position. The Private Placement proceeds do not represent consideration transferred by Highlander in connection with the acquisition of Bear Creek and have been reflected solely as cash acquired as part of the business combination. For pro forma presentation purposes, Highlander’s subscription for Bear Creek Shares under the Private Placement is initially reflected as a short-term investment, which is subsequently revalued and derecognized upon completion of the Arrangement.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

Purchase Price Adjustments

b)	Transaction costs

The total estimated transaction costs incurred by Highlander in connection with the Transaction are $12,532. Of this amount, $1,029 has already been reflected in the audited consolidated financial statements of Highlander and Bear Creek for the fifteen months ended December 31, 2025 and year ended December 31, 2025, respectively. The remaining transaction costs of $11,503 have been recognized as an expense in the unaudited pro forma consolidated statement of loss for the fifteen months ended December 31, 2025. The adjustment in the unaudited pro forma consolidated statement of financial position reflects the amounts not yet accrued by Highlander as at February 26, 2026.

c)	Shareholders’ equity

This adjustment reflects a net increase in share capital of $351,749 to reflect the issuance of Highlander common shares to effect the Transaction, and to eliminate Bear Creek’s share capital, contributed surplus and deficit.

d)	Mineral property interests and property and equipment

The adjustment to mineral property interests reflects the fair value adjustment of the Corani exploration project. The adjustment to property and equipment reflects the fair value adjustment related to the operating Mercedes mine. These adjustments result in fair values of $437,559 and $228,762, respectively, prior to the disposition related to the settlement of debt, as described in Note 6(i).

e)	Deferred tax liability

This adjustment reflects the deferred tax liability impact of the fair value adjustments to Bear Creek’s identifiable assets acquired and liabilities assumed as part of the Transaction.

f)	Short-term investments

Upon completion of the Transaction, the previously held equity interest in Bear Creek was remeasured to its acquisition-date fair value of $57,046 in accordance with IFRS 3. The carrying amount of the investment of $18,000 was increased by $39,046 to reflect its fair value, based on 50,000,000 Bear Creek Shares at the Exchange Ratio of 0.1175, equivalent to 5,875,000 Highlander common shares valued at $9.71 per share. The resulting remeasurement gain of $39,046 has been reflected as an adjustment to deficit in the unaudited pro forma consolidated statement of financial position.

Upon consolidation, the carrying amount of Highlander’s previously held equity interest in Bear Creek of $57,046, after the remeasurement described above, has been eliminated against the purchase consideration.

g)	Reclamation provision

This adjustment reflects the fair value change to the reclamation provision, based on a credit-adjusted rate of 13.01%.

h)	Other adjustments

Other adjustments relate to the fair value measurement of Bear Creek’s balances as of February 26, 2026, including the translation of Bear Creek’s financial statement amounts from USD into CAD4.

Other Transaction Related Adjustment

i)	Debt Settlement Arrangements[4]

These adjustments relate to the Debt Settlement Arrangements to settle Bear Creek’s outstanding indebtedness owing to Equinox and affiliates of Royal Gold, concurrent with the closing of the Bear Creek Transaction. The liabilities associated with these obligations have been reduced to $nil.

i.	The Equinox obligations were settled with a cash payment of $2,190 (US$1,600) and a 0.5% Corani NSR. The fair value of the Corani NSR was estimated to be $10,735 (US$7,844).

[4]	The exchange rate used to translate U.S. dollar amounts into Canadian dollars was US$1.00 = C$1.3685, based on the closing exchange rate effective as of February 25, 2026.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

ii.	The Royal Gold obligations were settled with a cash payment of $8,485 (US$6,200) and an amended and restated Corani NSR with an aggregate rate of 2.75%, reflecting an incremental 1.75% over the prior 1%, and a new 2% NSR on the Mercedes mine. The fair value of the amended and restated Corani NSR, being the incremental 1.75% NSR, was estimated to be $37,573 (US$27,456), and the fair value of the 2% NSR on the Mercedes mine was estimated to be $10,537 (US$7,700).

The combined fair value of the NSR royalties issued was $58,845, consisting of $48,308 related to the Corani Project and $10,537 related to the Mercedes mine. These amounts have been deducted from mineral property interests and property and equipment, respectively, as the NSR royalties represent a partial disposition of the Company’s interest in the underlying mineral properties.

Interest expense, accretion, fair value movements of the embedded derivative, fair value movements of the stream and the gain on debt modification have been removed from the unaudited pro forma consolidated statement of loss for the fifteen months ended December 31, 2025.

j)	Wheaton support agreement[4]

This adjustment reflects the cash payment of $3,492 (US$2,552) to settle the outstanding advance and accrued interest owing to Wheaton under the support agreement pursuant to the Arrangement Agreement.

k)	Warrant liability

In the purchase price allocation, the warrant liability has been remeasured to fair value using the closing Bear Creek warrant price as at February 25, 2026, multiplied by the total outstanding warrants as at February 25, 2026.

As a result of the Arrangement, the outstanding Bear Creek warrants became exercisable for Highlander shares, with the number of warrants and exercise price adjusted by the Exchange Ratio so that the holders’ economic position was preserved. Because the warrants are assumed to be economically equivalent before and after giving effect to the Arrangement, no incremental change in fair value has been recognized.

This adjustment reflects the reclassification of the warrant liability into equity as a result of the Transaction. Bear Creek historically classified the warrants as a liability because the exercise price was denominated in a currency other than Bear Creek’s functional currency. As part of the Transaction, the classification was reassessed and, as the exercise price is denominated in CAD, consistent with Highlander’s functional currency, the warrants have been reclassified as equity instruments. The related fair value adjustments recorded in the unaudited pro forma consolidated statement of loss for the fifteen months ended December 31, 2025 have been removed.

l)	Cost of sales

This adjustment reflects the 2% NSR issued to Royal Gold on the Mercedes mine as part of the Debt Settlement Arrangements. For purposes of the pro forma presentation, no tax effect on the 2% NSR has been reflected.

Highlander Silver Corp.
Notes to the Pro Forma Consolidated Financial Information
As at December 31, 2025 and for the fifteen months ended December 31, 2025
(Unaudited – in thousands of Canadian Dollars, except share and per share amounts and where noted)

m)	Depletion, amortization, and depreciation

Depletion and depreciation for the fifteen months ended December 31, 2025 were adjusted to reflect the fair value increase of property and equipment allocated to the Mercedes mine. The depletion adjustment was calculated using the units-of-production method, based on management’s estimate of the adjusted reserve base used in the fair value estimate of mineral properties and actual production during the fifteen-month period. The depreciation adjustment was calculated on a straight-line basis using the estimated remaining useful lives of the acquired buildings, mining equipment and other equipment.

n)	Impairment of property and equipment

This adjustment reflects the elimination of the impairment of property and equipment recognized by Bear Creek for the fifteen months ended December 31, 2025, as these assets have been adjusted to fair value.

o)	Foreign currency translation

For purposes of the pro forma presentation, the impact of foreign currency translation recognized in Highlander’s unaudited condensed consolidated interim statements of loss and comprehensive loss for the fifteen months ended December 31, 2025 has been removed. Foreign currency translation has not been reflected in the unaudited pro forma consolidated statement of loss for the fifteen months ended December 31, 2025. In addition, the foreign currency translation reserve has not been adjusted in the unaudited pro forma consolidated statement of financial position as at December 31, 2025.

7.	Pro forma loss per share

For the fifteen months ended December 31, 2025
Net loss	$94,570

Basic weighted average number of common shares	102,010,501
Shares issued as part of the Transaction	36,225,457
Average number of shares outstanding – basic and diluted	138,235,958
Pro forma basic and diluted loss per share	$0.68